SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                             FORM 10
           GENERAL FORM FOR REGISTRATION OF SECURITIES
              PURSUANT TO SECTION 12(b) OR 12(g) OF
               THE SECURITIES EXCHANGE ACT OF 1934

                PEOPLES FINANCIAL SERVICES CORP.
     (Exact name of registrant as specified in its charter)


             Pennsylvania                    23-2391852
     (State or other jurisdiction of    (I.R.S. Employer
     Incorporation or Organization)     Identification Number)

     50 Main Street, Hallstead, Pennsylvania             18822
     (Address of Principal Executive Office)           (Zip Code)

Registrant's telephone number, including area code  (717)879-2175

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of Each Class      Name of Each Exchange on Which
     to be so Registered      Each Class is to be Registered

          None                          None

Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, $5.00 par value
                         (Title of Class)

Item 1.  Business

General

          Peoples Financial Services Corp. (the "Company") was incorporated under the laws of the Commonwealth of Pennsylvania on February 6, 1986 and is a one-bank holding company headquartered in Hallstead, Pennsylvania.

          The Company is engaged primarily in commercial and retail banking services and in businesses related to banking services through its sole subsidiary, Peoples National Bank of Susquehanna County ("PNB" or the "Bank"). PNB was chartered in Hallstead, Pennsylvania in 1905 under the name of The First National Bank of Hallstead. In 1965, the Hop Bottom National Bank (chartered in 1910) merged with and into the First National Bank of Hallstead to form PNB. PNB is currently in its 93rd year of operation.

Market Areas

          The PNB market areas are in the northeastern part of Pennsylvania with the primary focus being Susquehanna and Wyoming Counties. Since Susquehanna County borders the State of New York, the southern portion of Broome County, New York is also considered part of the market area of PNB. In addition, parts of Lackawanna, Wayne, and Bradford Counties in Pennsylvania that border Susquehanna and Wyoming Counties are also considered part of the PNB market area.

          The PNB market area is situated between the city of Binghamton, Broome County, New York, located to the north and the cities of Scranton, Lackawanna County, Pennsylvania, to the south, and Wilkes Barre, Luzerne County, Pennsylvania to the southwest. Susquehanna County could best be described as a bedroom county with a high percentage of its residents commuting to work in Broome County, New York, or to the Scranton, Pennsylvania area. The southern part of Susquehanna County tends to gravitate south for both employment and shopping while the northern part of the county goes north to Broome County, New York. The western part of Susquehanna County gravitates south and west to and through Wyoming County. Wyoming County is home to a Proctor & Gamble manufacturing facility which employs approximately 3,000 people. This is an economic stimulus to Wyoming County and the surrounding areas.

          Both Susquehanna and Wyoming Counties would be considered sparsely populated with many small towns and villages in their makeup. The latest population figures show Susquehanna County at approximately 41,000 and Wyoming County at approximately 30,000 residents. Both counties are experiencing growth, but not robust growth. Interstate 81 runs north and south through the eastern half of Susquehanna County and has brought an influx of people from New Jersey and the Philadelphia area. These people have purchased homes and land to build homes which are used as vacation/recreation retreats and, quite often, become retirement homes.

          Farming is, although declining, still an important part of the economies of both Wyoming and Susquehanna Counties. Northeastern Pennsylvania is the source of most of the bluestone quarried in this country and this also is both an important employer in the market area as well as an economic stimulus. Forest products are also a significant part of the economy with many people employed in local sawmills and as independent contractors supplying these mills with raw materials. The Proctor and Gamble plant located in Wyoming County is a paper products plant which uses pulp wood in the process of making its products.

          Although employment opportunities are available in the PNB market areas, employment has always tended to lag both the state and the nation.

          Based on PNB's experience in real estate lending transactions and the appraisals obtained for such transactions, real estate values have declined somewhat over the last five years in Susquehanna County but this trend appears to be slowing and values are more stable. PNB's presence in Wyoming County, Pennsylvania has been limited to a de novo branch in Nicholson which has been open for five years, and the recent (1997) purchase of branches located in Tunkhannock and Meshoppen, Pennsylvania which are west of Nicholson and closer to the Proctor and Gamble plant. Market values in the newest branch areas are much higher than in the areas where the other branch offices are located.

          PNB has four full-service banking offices in Susquehanna County along with a limited services office located in Springville, Pennsylvania which is operated as an adjunct to PNB's office located in Montrose, Pennsylvania. Other offices are located in the borough of Susquehanna Depot, the Hallstead Plaza, Great Bend Township; and the Borough of Hop Bottom; the Montrose office is located in Bridgewater Township, just outside the borough of Montrose boundary. Montrose is the county seat of Susquehanna County. The Administrative/Operations office for the Company and PNB is located in the Borough of Hallstead.

          The Nicholson office in Wyoming County is located in the Borough of Nicholson. The Meshoppen Office is located in Meshoppen Township, just east of the Meshoppen Borough.
Tunkhannock Borough is the county seat of Wyoming County and also is home to PNB's Tunkhannock office.

Lending and Deposit Activities

          Lending Activities.

          PNB provides a full range of retail and commercial banking services designed to meet the borrowing and depository needs of small and medium sized businesses and consumers in its market areas. Substantially all of PNB's loans are to customers located within its service areas. PNB has no foreign loans or highly leveraged transaction loans, as defined by the Federal Reserve Board ("FRB"). Substantially all of the loans in PNB's portfolio have been originated by PNB. Policies adopted by the Board of Directors are the basis by which PNB conducts its lending activities. These loan policies grant individual lending officers authority to make secured and unsecured loans in specific dollar amounts; larger loans must be approved by senior officers or various loan committees or by the Board of Directors. PNB's management information systems and loan review policies are designed to monitor lending sufficiently to ensure adherence to PNB's loan policies.

          The commercial loans offered by PNB include
(i) commercial real estate loans, (ii) working capital, equipment, and other commercial loans, (iii) construction loans,
(iv) SBA guaranteed loans, and (v) agricultural loans. PNB's commercial real estate loans are used to provide permanent financing for retail, manufacturing and farming operations. They are also used for multi-family housing units and churches. Commercial real estate secured loans are generally written for a term of 15 years or less or amortized over a longer period with balloon payments at shorter intervals. Personal guarantees are obtained on nearly all commercial loans. Credit analyses, loan review, and an effective collections process are also used to minimize any potential losses. PNB employs two full-time commercial lending officers. These two people are augmented by branch managers who are authorized to make smaller, less complex, commercial loans.

          Consumer loans offered by PNB include (i) residential real estate loans, (ii) automobile loans, (iii) manufactured housing loans, (iv) personal installment loans secured and unsecured for almost any purpose, (v) student loans, and
(vi) home equity loans (fixed-rate term and open ended revolving lines of credit).

          Residential mortgage products include adjustable-rate as well as conventional fixed-rate loans. Terms vary from 1, 5, 7 and 10-year adjustable rate loans to 5, 10, 15, 20, and 30-year fully amortized fixed rate loans. Bi-weekly payment plans are also available. Up to this point all real estate loans have been held in PNB's loan portfolio, but the longer term fixed rate loans have been underwritten as conforming and may be sold to the secondary market to reduce interest rate risk. Personal secured and unsecured revolving lines of credit with variable interest rates and principal amounts ranging from $1,000 to $10,000 are offered to credit-worthy customers. The largest segment of PNB's installment loan portfolio is fixed-rate loans. Most are secured either by automobiles, motorcycles, snowmobiles, boats or other personal property or by liens filed against real estate. These loans are generally available in terms of up to 15 years with automobile loans having maturities of up to 60 months and real estate loans having maturities up to 15 years. Loans secured by other collateral usually require a maturity of less than 60 months. Home equity products include both fixed-rate term products and also an open-end revolving line of credit with a maximum loan-to-value ratio of 80% of current appraisal. Credit checks, credit scoring, and debt-to-income ratios within preset parameters are used to qualify borrowers.

          Lending volume increased substantially in 1997 as our presence in Wyoming County was expanded by the purchase of branch offices in Tunkhannock and Meshoppen, Pennsylvania. Loans were not included in the assets purchased in these transactions. A great number of loan customers at the Tunkhannock and Meshoppen branch offices desired to continue making payments at the same offices so throughout the year loans were transferred via new applications for credit at PNB. At the same time, a general push to increase the loan-to-deposit ratio of PNB as a whole was initiated. The general good economy and stable-to-lower interest rate scenario allowed good growth in total loans which ended 1997 up over 18% from year-end 1996. The highest percentage of growth was in personal installment loans and in mortgages. Industry standard debt-to-income ratios and credit checks are used to qualify borrowers on all consumer loans. Managers, assistant managers, and customer service officers have retail lending authorities at each of the full-service branch office locations. PNB has centralized loan administration at its operations/administrative offices where mortgage underwriting and loan review and analysis takes place.

          Loan Approval.

          Individual loan authorities are established by PNB's Board of Directors upon recommendation by the senior lending officer. In establishing individual's loan authority the experience of the lender is taken into consideration, as well as the type of lending in which the individual is involved. The officers loan committee consists of the President of PNB and the senior lending officer. This committee has the authority to approve loans up to $500,000. The full Board of Directors reviews on a monthly basis, all loans approved by individual lenders and the officers loan committee. All loan requests which are either complex in nature or exceed $500,000 must be analyzed and reviewed by loan administration and presented with recommendation to the full Board of Directors for approval or denial.

          PNB generally requires that loans secured by first mortgages or real estate have loan-to-value ratios within specified limits, ranging from 75% for loans secured by raw land to 80% for improved property, with the exception of secondary market programs which allow loan-to-value ratios as high as 95%. In addition, in some instances for qualified borrowers, private mortgage insurance is available for purchase which allows loan-to-value ratios to go as high as 95%. PNB also makes loans secured by second mortgages on real estate. Adjustable rate mortgage products, as well as conventional fixed-rate products, are also available at PNB.

          PNB participates in various community development programs and is an active lender in the Pennsylvania Housing Finance Authority program in effort to meet its responsibilities under the Community Reinvestment Act ("CRA"). PNB has consistently been rated "outstanding" in meeting its obligations under the CRA.

          Deposit Activities.

          PNB also offers a full range of deposit and personal banking services insured by the Federal Deposit Insurance Corporation ("FDIC"), including (i) commercial checking and small business checking products, (ii) cash management services,
(iii) retirement accounts such as Individual Retirement Accounts ("IRA"), retail deposit services such as certificates of deposit, money market accounts, saving accounts, a variety of checking account products, automatic teller machines ("ATM's"), point of sale and other electronic services such as automated clearing house ("ACH") originations, and (iv) other personal miscellaneous services such as safe deposit boxes, night depository services, traveler's checks, merchant credit cards, direct deposit of payroll and other checks, U.S. Savings Bonds, official bank checks and money orders. PNB offers credit cards as an agent bank through another correspondent bank.

          The principal sources of funds for PNB are core deposits (demand deposits, interest bearing transaction accounts, money market accounts, savings deposits and certificate of deposit). These deposits are solicited from individuals, businesses, non-profit entities, and government authorities.
Substantially all of PNB's deposits are from the local market areas surrounding each of its offices.

Investment Portfolio and Activities

          PNB's investment portfolio has several objectives. A key objective is to provide a balance in PNB's asset mix of loans and investments consistent with its liability structure, and to assist in management of interest rate risk. The investments augment PNB's capital position in the risk-based capital formula, providing the necessary liquidity to meet fluctuations in credit demands of the community and also fluctuations in deposit levels. In addition, the portfolio provides collateral for pledging against public funds, and a reasonable allowance for control of tax liabilities. Finally, the investment portfolio is designed to provide income for PNB. In view of the above objectives, the portfolio is treated conservatively by management, and only securities that pass that criteria are purchased.

Competition

          PNB operates in a fairly competitive environment, competing for deposits and loans with commercial banks, thrifts, credit unions, and finance and mortgage companies. Some of these competitors possess substantially greater financial resources than those available to PNB. Also, certain of these institutions have significantly higher lending limits then PNB and may provide various services for their customers, such as trust services, mutual funds and annuities, which are not presently available at PNB.

          PNB does not maintain data concerning its competitive position within its market area and relies instead on data produced by third parties such as the FDIC. According to the latest statistics available, June 30, 1996, PNB had a 34.3% market share of deposits held by the Susquehanna County branches of financial institutions. On June 30, 1996, the Tunkhannock and Meshoppen offices of PNB were branches of Mellon Bank. Adding those deposits to the deposits of the Nicholson office of PNB, the total market share of deposits held in Wyoming County was 21.1%. The relative position in Susquehanna County was number 2 of 6 commercial banks and in Wyoming County, the position was number 3 of 5 commercial banks and other financial institutions.

          Financial institutions generally compete on the basis of rates and service. PNB is subject to increasing competition from credit unions, finance companies, and mortgage companies, which may not be subject to the same regulatory restrictions and taxations as commercial banks. It is anticipated that recent legislation such as the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 may increase those competitive pressures by permitting additional entries into the existing market.

          While PNB will seek to remain competitive with interest rates that it charges on its loans and offers on deposits, it also believes that its success has been, and will continue to be, due to its emphasis on community involvement, customer services, and relationships. With consolidation continuing in the financial industry, and particularly in PNB's markets, smaller profitable banks are gaining opportunities where larger institutions exit markets that are only marginally profitable for them. It is the belief of the management of PNB that it can profitably utilize such opportunities to establish a local community bank presence in those areas.

Seasonality

          Management does not feel that the deposits or the business of PNB in general are seasonal in nature. The deposits may, however, vary with local and national economic conditions but should not have a material effect on planning and policy making.

Supervision and Regulation

          General. Peoples Financial Services Corp. and its subsidiary, Peoples National Bank of Susquehanna County, are extensively regulated under federal and state law. Generally, these laws and regulations are intended to protect depositors, not shareholders. The following is a summary description of certain provisions of certain laws which affect the regulation of bank holding companies and banks. This discussion is qualified in its entirety by reference to applicable laws and regulations. Changes in such laws and regulations may have a material effect on the business and prospects of the Company and PNB.

          The Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended, and as such, it is subject to regulation, supervision, and examination by the Federal Reserve Bank ("FRB"). The Company is required to file annual and quarterly reports with the FRB and to provide the FRB with such additional information as the FRB may require. The FRB also conducts examinations of the Company.

          With certain limited exceptions, the Company is required to obtain prior approval from the FRB before acquiring direct or indirect ownership or control of more than 5% of any voting securities or substantially all of the assets of a bank or bank holding company, or before merging or consolidating with another bank holding company. Additionally, with certain exceptions, any person or entity proposing to acquire control through direct or indirect ownership of 25% or more of any voting securities of the Company is required to give 60 days written notice of the acquisition to the FRB, which may prohibit the transaction, and to publish notice to the public.

          Generally, a bank holding company may not engage in any activities other than banking, managing or controlling its bank and other authorized subsidiaries, and providing service to those subsidiaries. With prior approval of the FRB, the Company may acquire more than 5% of the assets or outstanding shares of a company engaging in non-bank activities determined by the FRB to be closely related to the business of banking or of managing or controlling banks. The FRB provides expedited procedures for expansion into approved categories of non-bank activities.

          Subsidiary banks of a bank holding company are subject to certain quantitative and qualitative restrictions on extensions of credit to the bank holding company or its subsidiaries, on investments in their securities and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit the Company's ability to obtain funds from PNB for its cash needs, including funds for the payment of dividends, interest and operating expenses. Further, subject to certain exceptions, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. For example, PNB may not generally require a customer to obtain other services from itself or the Company, and may not require that a customer promise not to obtain other services from a competitor as a condition to an extension of credit to the customer.

          Under FRB policy, a bank holding company is expected to act as a source of financial strength to its subsidiary banks and to make capital injections into a troubled subsidiary bank, and the FRB may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank when required. A required capital injunction may be called for at a time when the holding company does not have the resources to provide it. In addition, depository institutions insured by the FDIC can be held liable for any losses incurred by, or reasonably anticipated to be incurred by, the FDIC in connection with the default of or assistance provided to, a commonly controlled FDIC-insured depository institution. Accordingly, in the event that any insured subsidiary of the Company causes a loss to the FDIC, other insured subsidiaries of the Company could be required to compensate the FDIC by reimbursing it for the estimated amount of such loss. Such cross guarantee liabilities generally are superior in priority to the obligation of the depository institutions to its stockholders due solely to their status as stockholders and obligations to other affiliates.

          As a Pennsylvania bank holding company, the Company is subject to various restrictions on its activities as set forth in Pennsylvania law, in addition to those restrictions set forth in federal law. See "Supervision and Regulation - Federal Bank Holding Company Regulation and Structure." Under Pennsylvania law, a bank holding company that desires to acquire a bank or bank holding company that has its principal place of business in Pennsylvania must obtain permission from the Pennsylvania Department of Banking.

          The Company's banking subsidiary is a federally-chartered national banking association regulated by the Office of the Comptroller of the Currency ("OCC"). The OCC may prohibit the institution over which it has supervisory authority from engaging in activities or investments that the agency believes constitute unsafe or unsound banking practices. Federal banking regulators have extensive enforcement authority over the institutions they regulate to prohibit or correct activities which violate law, regulation or a regulatory agreement or which are deemed to constitute unsafe or unsound practices.

          Enforcement actions may include the appointment of a conservator or receiver, the issuance of a cease and desist order, the termination of deposit insurance, the imposition of civil money penalties on the institution, its directors, officers, employees and institution affiliated parties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the removal of or restrictions on directors, officers, employees and institution-affiliated parties, and the enforcement of any such mechanisms through restraining orders or any other court actions.

          PNB is subject to certain restrictions on extensions of credit to executive officers, directors, principal shareholders or any related interests of such persons which generally require that such credit extensions be made on substantially the same terms as are available to third persons dealing with PNB and not involving more than the normal risk of repayment. Other laws tie the maximum amount which may be loaned to any one customer and its related interests to capital levels of the bank.

          Under the Federal Deposit Insurance Corporation Improvement Act of 1991, ("FDICIA"), each federal banking agency is required to prescribe, by regulation, non-capital safety and soundness standards for institutions under its authority. The federal banking agencies, including the OCC, have adopted standards covering internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation fees and benefits. Any institution which fails to meet these standards may be required by the agency to develop a plan acceptable to the agency, specifying the steps that the institutions will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions. The Company, on behalf of PNB, believes that it meets substantially all the standards which have been adopted. FDICIA also imposed new capital standards on insured depository institutions. See "Supervision and Regulation - Capital Requirements."

          Before establishing new branch offices, PNB must meet certain minimum capital stock and surplus requirements and must obtain OCC approval.

          Deposit Insurance. As a FDIC member institution, PNB's deposits are insured to a maximum of $100,000 per depositor through the Bank Insurance Fund ("BIF"), administered by the FDIC, and each institution is required to pay semi-annual deposit insurance premium assessments to the FDIC. The BIF assessment rates have a range of zero cents to 27 cents for every $100 in assessable deposits. PNB is presently in the category of banks that pay nothing for deposit insurance.

          While PNB presently pays no premiums for deposit insurance, it is subject to assessments to pay the interest on Financing Corporation ("FICO") bonds. [FICO was created by Congress to issue bonds to finance the resolution of failed thrift institutions. Prior to 1997, only thrift institutions were subject to assessments to raise funds to pay the FICO bonds. On September 30, 1996, as part of the Omnibus Budget Act, Congress enacted the Deposit Insurance Funds Act of 1996, which recapitalized the Savings Association Insurance Fund ("SAIF") and provided that BIF deposits would be subject to 1/5 of the assessment to which SAIF deposits are subject for FICO bond payments through 1999. Beginning in 2000, BIF deposits and SAIF deposits will be subject to the same assessment for FICO bonds.] The FICO assessment for PNB for 1998 is $.0126 for each $100 of BIF deposits.

          Limitations on Dividends and Other Payments. The Company's current ability to pay dividends is largely dependent upon the receipt of dividends from its banking subsidiary, PNB. Both federal and state laws impose restrictions on the ability of the Company to pay dividends. The FRB has issued a policy statement which provides that, as a general matter, insured banks and bank holding companies may pay dividends only out of prior operating earnings. Under the National Bank Act, a national bank, such as PNB, may pay dividends only out of the current year's net profits and the net profits of the last two years. In addition to these specific restrictions, bank regulatory agencies, in general, also have the ability to prohibit proposed dividends by a financial institution which would otherwise be permitted under applicable regulations if the regulatory body determines that such distribution would constitute an unsafe or unsound practice.

          Capital Requirements. The federal banking regulators have adopted certain risk-based capital guidelines to assist in the assessment of the capital adequacy of a banking organization's operations for both transactions reported on the balance sheet as assets and transactions, such as letters of credit, and recourse agreements, which are recorded as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain US Treasury securities, to 100% for assets with relatively high credit risk, such as business loans.

          A banking organization's risk based capital ratios are obtained by dividing its qualifying capital by its total risk adjusted assets. The regulators measure risk-adjusted assets, which include off balance sheet items, against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. "Tier 1", or core capital, includes common equity, perpetual preferred stock (excluding auction rate issues) and minority interest in equity accounts of consolidated subsidiaries, less goodwill and other intangibles, subject to certain exceptions. "Tier 2", or supplementary capital, includes, among other things, limited life preferred stock, hybrid capital instruments, mandatory convertible securities, qualifying subordinated debt, and the allowance for loan and lease losses, subject to certain limitations and less restricted deductions. The inclusion of elements of Tier 2 capital is subject to certain other requirements and limitations of the federal banking agencies. Banks and bank holding companies subject to the risk-based capital guidelines are required to maintain a ratio of Tier 1 capital to risk-weighted assets of at least 4% and a ratio of total capital to risk-weighted assets of at least 8%. The appropriate regulatory authority may set higher capital requirements when particular circumstances warrant. As of December 31, 1997, PNB's ratio of Tier 1 capital to risk-weighted assets stood at 16.57% and its ratio of total capital to risk-weighted assets stood at 17.82%. In addition to risk based capital, banks and bank holding companies are required to maintain a minimum amount of Tier 1 capital to total assets, referred to as the leverage capital ratio, of at least 3%. As of December 31, 1997, PNB's leverage capital ratio was 9.20%.

          In August 1995 and May 1996, the federal banking agencies adopted final regulations specifying that the agencies will include, in their evaluations of a bank's capital adequacy, an assessment of the bank's interest rate risk ("IRR") exposure. The standards for measuring the adequacy and effectiveness of a banking organization's IRR management includes a measurement of Board of Directors and senior management oversight, and a determination of whether a banking organization's procedures for comprehensive risk management are appropriate to the circumstances of the specific banking organization. PNB has internal IRR models that are used to measure and monitor IRR. In addition, an outside source also assesses IRR using its model on a quarterly basis. Additionally, the regulatory agencies have been assessing IRR on an informal basis for several years. For these reasons, the Company does not expect the addition of IRR evaluation to the agencies' capital guidelines to result in significant changes in capital requirements for PNB.

          Failure to meet applicable capital guidelines could subject a banking organization to a variety of enforcement actions including limitations on its ability to pay dividends, the issuance by the applicable regulatory authority of a capital directive to increase capital and, in the case of depository institutions, the termination of deposit insurance by the FDIC, as well as to the measures described under "Federal Deposit Insurance Corporation Improvement Act of 1991" below, as applicable to under capitalized institutions. In addition, future changes in regulations or practices could further reduce the amount of capital recognized for purposes of capital adequacy. Such a change could affect the ability of PNB to grow and could restrict the amount of profits, if any, available for the payment of dividends to the Company.

          Federal Deposit Insurance Corporation Improvement Act of 1991. In December 1991, Congress enacted FDICIA, which substantially revised the bank regulatory and funding provisions of the Federal Deposit Insurance Act and made significant revisions to several other federal banking statutes. FDICIA provides for, among other things, (i) publicly available annual financial condition and management reports for financial institutions, including audits by independent accountants,
(ii) the establishment of uniform accounting standards by federal banking agencies, (iii) the establishment of a "prompt corrective action" system of regulatory supervision and intervention, based on capitalization levels, with more scrutiny and restrictions placed on depository institutions with lower levels of capital,
(iv) additional grounds for the appointment of a conservator or receiver, and (v) restrictions or prohibitions on accepting brokered deposits, except for institutions which significantly exceed minimum capital requirements. FDICIA also provides for increased funding of the FDIC insurance funds and the implementation of risk based premiums.

          A central feature of FDICIA is the requirement that the federal banking agencies take "prompt corrective action" with respect to depository institutions that do not meet minimum capital requirements. Pursuant to FDICIA, the federal bank regulatory authorities have adopted regulations setting forth a five-tiered system for measuring the capital adequacy of the depository institutions that they supervise. Under these regulations, a depository institution is classified in one of the following capital categories; "well capitalized," "adequately capitalized," "under capitalized," "significantly undercapitalized," and "critically undercapitalized." PNB is currently classified as "well capitalized." An institution may be deemed by the regulators to be in a capitalization category that is lower than is indicated by its actual capital position if, among other things, it receives an unsatisfactory examination rating with respect to asset quality, management, earnings or liquidity.

          FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a cash dividend) or paying any management fees to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. If a depository fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized. Significantly undercapitalized depository institutions may be subject to a number of other requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and stop accepting deposits from correspondent banks. Critically undercapitalized institutions are subject to the appointment of a receiver or conservator, generally within 90 days of the date such institution is determined to be critically under capitalized.

          FDICIA provides the federal banking agencies with significantly expanded powers to take enforcement action against institutions which fail to comply with capital or other standards. Such actions may include the termination of deposit insurance by the FDIC or the appointment of a receiver or conservator for the institution. FDICIA also limits the circumstances under which the FDIC is permitted to provide financial assistance to an insured institution before appointment of a conservator or receiver.

          Interstate Banking Legislation. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 was enacted into law on September 29, 1994. The law provides that, among other things, substantially all state law barriers to the acquisition of banks by out-of-state bank holding companies were eliminated effective September 29, 1995. The law also permits interstate branching by banks effective as of June 1, 1997, subject to the ability of states to opt-out completely or to set an earlier effective date.

          Monetary Policy. The earnings of a bank holding company are affected by the policies of regulatory authorities, including the FRB, in connection with the FRB's regulation of the money supply. Various methods employed by the FRB are open market operations in United States Government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These methods are used in varying combinations to influence overall growth and distribution of bank loans, investments, and deposits, and their use may also affect interest rates charged on loans or paid on deposits. The monetary policies of the FRB have had a significant effect on the operating results of commercial banks in the past and are expected to do so in the future.

Employees

          As of December 31, 1997, PNB had the equivalent of 76 full-time employees. None of its employees are represented by a collective bargaining unit. PNB considers relations with its employees to be good.

Year 2000 Compliance

     Like any other company, advances and changes in available technology can significantly impact the business and operations of PNB. For example, a challenging problem exists as many computer systems worldwide do not have the capability of recognizing the year 2000 or years thereafter. PNB has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue. PNB is utilizing both internal and external resources to identify, correct, and reprogram all systems for year 2000 compliance. It is anticipated that all critical applications will be tested by December 31, 1998. To date, confirmations have been received from all of PNB's primary vendors and management presently does not foresee any problems meeting the December 31 testing deadline. Management has assessed and budgeted the 1998 costs for year 2000 compliance to be $2,000.00.

Item 2.  Financial Information

          The following selected data are derived from should be read in conjunction with the Company's consolidated financial statements, related notes and other financial information included herein and Management's Discussion and Analysis of Financial Condition and Results of Operations included herein.

                         SELECTED FINANCIAL DATA

(In thousands of dollars, except per-share data)

                                                                        Year Ended December 31,
                                                            1997       1996      1995      1994     1993
RESULTS FROM OPERATIONS
Interest Income                                           $15,725    $13,446   $12,730  $11,271   $10,442
Interest expense                                            7,914      6,880     6,373    5,090     4,900

Net Interest Income                                         7,811      6,566     6,357    6,181     5,542
Provision for Loan Loss                                       130        220       450      265       270

Net Interest Income after Provision for Loan Loss           7,681      6,346     5,907    5,916     5,272
Non-Interest Income                                         1,138        824       712      590       665
Non-Interest Expense                                        4,994      3,603     3,293    3,415     3,249

Income Before Income Taxes                                  3,825      3,567     3,326    3,091     2,688
Applicable Income Taxes                                       814        851       838      764       613

Net Income before effect of accounting change               3,011      2,716     2,487    2,328     2,075
Effect of accounting change                                     0          0         0        0         0

Net Income                                                 $3,011     $2,716    $2,487   $2,328    $2,075
                                                          =======    =======   =======   ======    ======

FINANCIAL CONDITION
Total Assets                                             $228,720   $186,159  $170,181 $157,573  $144,044
Investment securities (including
  available for sale)                                      88,149     72,131    66,383   58,227    51,531
Loans, net of unearned income                             126,786    107,150    97,951   92,543    83,859
Allowance for loan losses                                   1,676      1,664     1,488    1,484     1,248
Deposits                                                  193,592    156,930   147,168  135,897   124,354
Stockholders' Equity                                       24,642     21,714    20,351   16,899    16,543

PER SHARE DATA
Net Income                                                  $3.44      $3.06     $2.79*   $2.61*    $2.33*
Dividends                                                     .84        .68       .50      .48       .43
Stockholder's Equity                                        28.16      24.46     22.84    18.97     18.57

PERFORMANCE RATIOS
Return on average assets                                     1.38%      1.52%     1.51%    1.48%     1.47%
Return on average equity                                    12.20      12.75     12.81    13.24     13.23
Net interest margin on average earning assets                4.19       4.16      4.26     4.30      4.23
Efficiency (non-interest expense/(net
  interest income + non-interest income))                   55.81      48.76     46.58    50.44     52.34

LIQUIDITY AND CAPITAL RATIOS
Stockholder                                                 10.77%     11.66%    11.96%   10.72%    11.48%
Risk based:
Tier 1 Capital                                              16.57      20.82     21.44    20.40     19.23
Total Capital                                               17.82      22.07     22.69    21.65     20.48
Dividends (% net income)                                    24.42      22.23     19.94    18.35     18.60
Loans to deposits                                           64.63      67.22     67.28    67.01     66.43

ASSET QUALITY RATIOS
Allowance for loan losses to total loans                     1.32%      1.55%     1.54%    1.60%     1.48%
Allowance for loan loses to non-performing loans           158.49      98.97    106.79   110.19     66.29
Net loan charge-offs to average loans                         .09        .04       .46      .03       .22
____________

* Restated to reflect the 3-for-2-stock split effected on May 31, 1995.

             Management's Discussion and Analysis of
   Consolidated Financial Condition and Results of Operations

          The following discussion is should be read in conjunction with the consolidated financial statements and notes included herein.

Overview

          In the past six years, the Company has grown steadily in total assets from $133,933,047 in 1992 to $228,719,915 at year-end 1997, an increase of almost 71%. In December 1992, a branch office was established in Nicholson, Wyoming County which was the first office of PNB to be located outside of Susquehanna County. In March 1997, PNB purchased the real estate, furniture and equipment and most of the deposits of the Tunkhannock and Meshoppen offices of Mellon Bank. These offices are also located in Wyoming County. The premium of 10.125% of the deposits purchased in this transaction amounted to nearly $4 million and will be written off as an expense over 180 months.

          Despite 1997 being a year in which deposits were difficult to retain, the branch purchases caused assets to increase almost 23% to end the year at $228,720,000. The growth from 1995 to 1996 was $15,978,000, or 9.4%. Asset growth has been steady and generally above that of peers. The growth has been attained even though the market area has not grown at the same pace. Growth was attained, in part, because of merger activity which created changes in the local market.

          Loan growth accelerated in 1997 as market coverage area increased and was up almost 19% over year-end 1996. The loan growth in 1996 was 10.8% over 1995. Net income rose 10.9% in 1997 to $3,011,259 from $2,716,037 in 1996. This increase is in addition to an increase of 9.2% from 1995 to 1996. Year-end 1995 net was $$2,487,220 compared to the December 31, 1996 net income figure of $2,716,037. Return on average assets was down in 1997 to 1.38%. This was due to the branch purchases which raised average assets significantly. Return on average assets was 1.52% for 1996 and 1995. Return on equity remained steady in 1995 and 1996 at 12.81% and 12.75% respectively, and declined slightly in 1997 to 12.20%.

          Dividends on common stock rose to $.84 in 1997 from $.68 in 1996, an increase of 23.5%. The increase of dividends from 1995 to 1996 was 36.0% over the 1995 dividend rate of $.50 per share. As a percent of income, dividends rose from 19.9% in 1995, to 22.2% in 1996, to 24.4% in 1997. As of December 31,
1993, PNB adopted a change in accounting method, "Accounting for Investment Securities" whereby certain security investments may be designated "available for sale." Any gain or loss in fair market value must be shown as an adjustment to equity, net of taxes. Because of general market conditions at year-end in each of the past three years, this accounting method caused the equity to adjust to those conditions. In 1995, the effect was negative $82,890, in 1996 it was again negative $345,849, but at year-end 1997, there was a positive adjustment in the amount of $370,569. Except for this equity adjustment, retained earnings continue to be the major source of increases in stockholders' equity.

Net Interest Income

          Net interest income is the chief component of the Company's earnings, and it consists of the excess of interest income from earning assets less the expense of interest bearing liabilities. Earning assets consist primarily of loans and investments, while deposits and short-term borrowings represent the major portion of interest bearing liabilities. Changes in the volume and mix of these assets and liabilities, as well as changes in the yields earned and rates paid are determinants of the changes in net interest income. The net interest margin is calculated as tax-equivalent net interest income (income plus the tax savings from tax-exempt loans and investments) divided by average earning assets and represents the Company's net yield on its earning assets.

          Net interest income was $7,810,667 in 1997, $6,566,175
in 1996, and $6,356,861 in 1995. These levels represent increases of $1,244,492 over 1996, or 19%, and $209,314, or 3.3%, over 1995. On tax equivalent basis, the respective net interest incomes for 1997, 1996 and 1995 were respectively $8,620,000, $7,163,000 and $6,801,000.

          In 1997, the growth in net interest income accelerated because of the growth in loans outstanding and in investments. With good economic conditions and the increase in market area this trend is expected to continue. Net interest margin, however, has come under pressure because of a sustained flat treasury yield curve and increased competition for loans. Net interest margin on a tax equivalent basis increased slightly to 4.19% in 1997 from 4.16% in 1996. In 1995, the net interest margin was 4.26%.

          Average earning assets were $205,994,000 in 1997, up 19.5% from $172,381,000 in 1996 which were up 8% from
$159,518,000 in 1995. Earning assets made up 94.9% of average assets in 1997 compared to 96.7% in 1996 and 97.1% in 1995. Total interest income on a tax equivalent basis, was $16,534,000 in 1997, up $2,491,000 or 17.7% from $14,043,000 in 1996 which was up $869,000 or 6.67% over 1995. Tax equivalent yields have declined over the past two years from 8.26% in 1995, 8.15% in 1996, to 8.03% in 1997.

          Average interest bearing liabilities were $174,743,000 in 1997, up 22.6% from $142,583 in 1996 which were up 7.7% from
$132,390,000 in 1995. These funds made up 80.0% of average assets in 1997 compared to 80.1% in 1996 and 80.6% in 1995. Total interest expense was $7,914,000 in 1997 up $1,034,000 or 15% from $6,880,000 in 1996 which was 8% higher than the 1995 level.

          During 1995, 1996, and 1997, certificates of deposit were the major source of funds for the company, with money market deposit accounts the next biggest source, followed by savings accounts, non-interest bearing demand deposits and interest bearing demand deposits. Interest rates tend to determine the structure as customers seeking higher returns deposit their discretionary funds in those investments which pay the highest rates. Yields on interest bearing accounts have trended lower the past three years with 1995 at 4.81%, 1996 at 4.83% and 1997 at 4.53%. This pattern closely resembles US Treasury yields on maturities of up to five years because that is generally the manner in which deposit liabilities are priced. The past three years in particular have seen a tremendous amount of interest, followed by investment in, the equity markets via mutual funds. Mutual funds have become significant competition for bank deposits.

          Tax equivalent interest income on loans increased by 941,000 in 1997 over 1996 or 10.2%, while average loans increased $11,594,000 or 11.3%. This reflects a slight decline in interest rates which were economic and competitive in nature. In comparing 1996 to 1995 tax equivalent loan interest increased $575,000 or 6.7%, while average loans increased $7,146,000 or 7.5% suggesting the trend mentioned earlier. Tax equivalent yields on loans mirror this trend. In 1995, this yield was 9.05% while it was 8.98% in 1996 and 8.90% in 1997.

          The following table illustrates average balances of assets, liabilities and stockholder equity as well as the related income and expense for each item and the average yields and cost for the years 1995 through 1997.

                                     AVERAGE BALANCE SHEETS AND YIELD ANALYSIS
(In thousands)
                                      1997                             1996                          1995
                           Average             Yield/       Average            Yield/     Average             Yield/
                           Balance   Interest   Rate        Balance  Interest   Rate      Balance   Interest   Rate
ASSETS
Loans:
Real Estate               $75,642    $6,595     8.72%       $67,887   $5,953    8.77%     $63,824    $5,593    8.76%
  Mortgage
  Construction
  Installment              18,303     1,746     9.54%        13,416    1,289    9.61%      12,146     1,116    9.19%
Commercial                 13,809     1,315     9.52%        13,943    1,419   10.18%      14,328     1,513   10.56%
Tax Exempt                  6,028       459     7.61%         6,911      524    7.58%       4,744       391    8.24%
Other Loans                   337        36    10.68%           378       25    6.61%         337        22    6.53%

Total Loans               114,119    10,151     8.90%       102,525    9,210    8.98%      95,379     8,635    9.05%

Investment securities
  available for sale:
Taxable                    64,978     4,316     6.64%        52,464    3,546    6.76%      51,073     3,547    6.94%
Non-taxable                24,753     1,947     7.87%        16,702    1,250    7.48%      12,025       932    7.75%

Total securities
  available for sale       89,731     6,263     6.98%        69,166    4,796    6.93%      63,098     4,479    7.10%

Investment securities
  held to maturity:
Taxable
Non-Taxable

Total securities
  held to maturity:

Time deposits with
  other banks                423        27      6.38%           22         1    4.55%         99          6    6.06%
Federal funds sold         1,721        93      5.40%          668        36    5.39%        942         54    5.73%

Total Earning Assets     205,994    16,534      8.03%      172,381    14,043    8.15%    159,518     13,174    8.26%

Less: Allowance for
  loan losses             (1,694)                           (1,575)                       (1,418)
Cash and due from banks    4,089                             2,915                         2,969

Premises and Equipment,
  net                      3,459                             2,617                         1,813
Other Assets               5,320                             1,574                         1,360

Total Assets            $217,168                          $177,912                      $164,242
                        ========                          ========                      ========
LIABILITIES AND
STOCKHOLDERS EQUITY

Interest-bearing
  demand deposits        $13,379       230      1.72%       $7,748       135     1.74%    $7,834        153    1.95%
Regular savings
  deposits                28,870       828      2.87%       23,154       648     2.80%    23,806        662    2.78%

Money Market savings
  deposits                40,529     1,760      4.34%       29,015     1,389     4.79%    23,611      1,215    5.15%
Time deposits             88,908     4,920      5.53%       80,965     4,627     5.71%    74,840      4,210    5.63%

Total Interest-Bearing   171,686     7,738      4.51%      140,882     6,799     4.83%   130,091      6,240    4.80%
Deposits
Other borrowings           3,057       176      5.76%        1,701        81     4.76%     2,299        133    5.79%

Total Interest-Bearing   174,743     7,914      4.53%      142,583     6,880     4.83%   132,390      6,373    4.81%

Liabilities
Net Interest Spread                  8,620      3.50%                  7,163     3.32%                6,801    3.45%
                                     =====      ====                   =====     ====                 =====    ====

Non-interest bearing
  demand deposits         18,735                            13,822                        12,176
Accrued expenses and
  other liabilities          974                               994                           913
Stockholders' Equity       22,716                           20,513                        18,763

Total Liabilities and
  Stockholders' Equity   $217,168                         $177,912                      $164,242
                         ========                         ========                      ========

Net interest income/
  earning assets                                8.03%                            8.15%                         8.26%
Net interest expense/
  earning assets                                3.84%                            3.99%                         4.00%
assets

Net interest margin                             4.19%                            4.16%                         4.26%
                                                =====                            =====                         =====

1. Loan fee income is included in interest income for each loan category and yields are stated to include all income earned.

2. Balances of non-accrual loans and related income have been included for computational purposes.

3. Tax-exempt income has been converted to a tax equivalent basis by using an incremental rate of 34%.

     The following table describes the impact comparison on net interest income resulting from changes in average balances and rates.

RATE AND VOLUME ANALYSIS
(In thousands)
                                                          Years-ended December 31,
                                              1997 to 1996                        1996 to 1995

                                       Increase    Change    Due to         Increase    Change     Due to
                                      (Decrease)    Rate     Volume         (Decrease)   Rate      Volume
INTEREST INCOME:
Loans:
Real Estate                            $642         $(39)     $681           $360          $5        $355
Consumer                                457          (13)      470            173          56         117
Commercial                             (104)         (90)      (14)           (94)        (53)        (41)
Tax-exempt                              (65)           2       (67)           133         (46)        179

    Other Loans                          11           14        (3)             3           0           3
    Total Loans                         941         (126)    1,067                        (38)        613

Investment securities available
  for sale:
Taxable                                 770          (76)      846             (1)        (98)         97
Non-taxable                             697           94       603            318         (44)        362

Total securities available for sale   1,467           18     1,449            317        (142)        459

Total securities held to maturity         0            0         0              0           0           0

Time deposits with other banks           26            8        18             (5)         (0)         (5)
Federal Funds sold                       57            0        57            (18)         (2)        (16)

Total Interest Income                 2,491         (100)    2,591            869        (182)      1,051

INTEREST EXPENSE:
Interest-bearing demand deposits         95           (3)       98            (18)        (16)         (2)
Regular savings deposits                180           20       160            (14)          4         (18)
Money Market Savings deposits           371         (180)      551            174        (104)        278
Time deposits                           293         (161)      454            417          72         345

Total Interest-Bearing Deposits         939         (324)    1,263            559         (44)        603
Other borrowings                         95           30        65            (52)        (17)        (35)

Total Interest Expense                1,034         (294)    1,328            507         (61)        568

Net Interest Income                  $1,457         $194    $1,263           $362       $(121)       $483


(1) For the purpose of this report, the analyses includes non-accruing loans of average balances of $964,315 in 1997 and $1,423,875 in 1996 in the Real Estate portfolio.

(2) Loan fees are included in the above numbers. In 1997, the loan fees collected totaled $196,992. In 1996, the loan fees collected totaled $195,769.26.

(3) Tax-exempt income has been converted to a tax-equivalent basis using an incremental rate of 34%.


Non-Interest Income

          Total non-interest income was $1,137,871 in 1997, which was up 38.1% over the 1996 figure of $823,816. Continuing the trend from 1996 being up 15.7% or $111,617 from year-end 1995. Service charges and other customer service fees were the significant contributors to growth in non-interest income the past two years. At $891,489 at year-end 1997, this number was up $209,486 over the previous year or 30.0%. Fees were increased in 1997 and volume was also increased because of the deposits purchased in the Wyoming County acquisitions. The trend was also up in 1996 over 1995 with service charges on deposit accounts and customer fees at $682,003 at year-end 1996 up $66,674, or 10.8% over year-end 1995. Another significant component to non-interest income is gains on investment securities sold. In 1997, this figure was $217,104 compared to a gain of $119,913 in 1996 and a gain of $60,194 in 1995.

Non-Interest Expense

          Non-interest expense took a significant jump in 1997 as expenses involved in branch purchases and expenses involved in new computer software and hardware hit the income statement. Total non-interest expense in 1997 was $4,993,660 compared to $3,603,126. The increase of $1,390,534 was 38.6% higher than year-end 1996. In comparison year-end 1996 at $3,603,126 was 9.4% or $309,642 over 1995.

          The largest component by far in non-interest expense is salaries and benefits. At year-end 1997, this figure was $2,282,412 which was up $491,932 or 27.5% over 1996. This increase is reflective of the increases in staff which came about with the purchase of the two Wyoming County offices. Another, although less significant factor, was the increase in minimum wage legislation. Although the bank's entry levels were always above the prevailing minimum wage, it was felt that increases were necessary to keep those levels at approximately the same percentage in excess of minimum as they were previously. The increase in salaries and benefits in 1996 over 1995 was 11.3% or $491,932. Growth in all areas of the bank and the commitment of the bank to recognize employees for their efforts contributes to the increases in salaries and benefits. Average assets per employee increased from 2,737,000 in 1995 to 2,870,000 in 1996 and decreased to 2,710,000 in 1997.

          Occupancy and equipment expenses also showed sharp increases in 1997 over 1996 because of the purchases of the Wyoming County offices, the computer and equipment purchases and upgrades and the costs associated with the first full year of operation in the expanded Administrative/Operations building. This figure was up almost 50% at $712,389 compared to year-end 1996 at $476,983. Year-end 1995 was $394,660 so 1996 was 20.9%
over 1995. Other operating expenses were $1,998,859 in 1997 compared to year-end 1996 at $1,335,663. This is an increase of $663,196 or 49.7%. Professional fees, computer services and supplies, advertising and promotional fees were up significantly and the increases can generally be traced to the branch acquisitions and to computer purchases and upgrades and the costs associated with these changes. In comparison, the difference between 1995 and 1996 on other operating expenses was 3.5% or only an increase of $45,217. Although depreciation will remain high because of the purchase of fixed assets it is expected that non-interest expense should level off in the future because a significant volume of expense in 1997 was one-time only.

Income Taxes

          Income tax expense was $813,619 in 1997, $850,828 in 1996 and $838,356 in 1995. The 1997 expense was $37,209 lower than 1996 or 4.4% because of the significant increase in tax-free income received in 1997. The increase of $12,472 in income taxes from 1995 to 1996 was less than 1.5%. In the period 1995 through 1997, net income increased over $524,000 or 21%, while tax expense actually decreased $24,737. This is directly attributable to the increased investment in tax-free securities.

Securities Portfolio

          The following table presents the composition of the securities portfolio for the periods indicated:

           Investment Securities Portfolio Composition

(In thousands)                                     1997      1996      1995

US Government Treasury and Agency Obligations    $32,513   $22,192   $ 18,567
State and Municipal Obligations                   29,474    20,167     16,622
Mortgage-Backed Securities                        19,215    23,184     26,318
Other Securities                                   7,936*    6,588      4,778

Total Investment Securities                      $89,138   $72,131    $66,285
                                                 =======   =======    =======

Available For Sale (Fair Value)                  $89,138   $72,131    $66,285
Held to Maturity (Amortized Cost)                      0         0          0

Total Investment Securities                      $89,138   $72,131    $66,285
                                                 =======   =======    =======

     *Includes CD's with other banks

          Total balances in the investment portfolio at year-end were $88,149,000 in 1997, $72,131,000 in 1996, and $66,285,000 in
1995. The portfolio expanded by 22.2% in 1997 generally because of the purchase of the deposit liabilities of the two new Wyoming County branches. while growing the loan portfolio was the desired approach to utilize the new deposits, it was understood that doing so would take some time. In the meantime, use of investments was the approach taken to provide maximum interest rate spread opportunities. Maturities were chosen to best fit the anticipated growth in the loan portfolio. Investments purchased in the three years reflect the Company's strategic goal of quality, liquidity, and income production. Emphasizing this strategy, the investment portfolio components showing growth are US Government Treasury and agency obligations and State and Municipal obligations. US Treasuries and Agencies generally supply the liquidity needs and states and municipal obligations provide more of the tax equivalent income needs. Rates have been stable and the treasury yield curve flatter than normal in the past three years as inflation fears have not been prevalent. During such times it is difficult to attain interest rate spreads. Yield gains by maturity extensions are not available as well as ill advised given relatively short deposit maturities which make up a significant part of liabilities. Tax-free investments have shown a greater tax-equivalent rate spread than most other investments during this three-year period and because of that, more of these investments have been purchased for the portfolio. Increased tax-free investment income has resulted in less federal income taxes being paid in 1997 than in 1995. There has been a general decline in interest rates in 1997 which has a positive effect on the market value of the investment portfolio and at year-end, the portfolio showed an appreciation of $561,468. The total portfolio had an average maturity of
7.57 years on December 31, 1997 compared with 9.76 years on December 31, 1996 and 8.93 years on December 31, 1995.

          The Financial Accounting Standards Board issued Statement of Financial Accounting Standard no. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115") in 1993, requiring securities to be classified according to a bank's ability and intent to hold securities until maturity. Any instruments for which a company wishes to reserve the right to sell prior to maturity must be classified as available for sale, and their carrying values must be regularly adjusted to fair value with an offsetting adjustment, net of taxes, to stockholders' equity. This change was implemented on December 31, 1993. In order to provide the maximum portfolio flexibility, 100% of the portfolio has been designated as available for sale for the years 1997, 1996, and 1995. Many factors influence interest rates and, in turn, the fair value or market value of the portfolio. These changes were reflected in net of taxes adjustments to stockholders' equity on a quarterly basis. At year-end 1997, there was a positive adjustment of $370,669 while year-end 1996 saw a negative adjustment of $345,849 and there also was a negative adjustment of $82,890 at year-end 1995.

          For the types of investment purchases at PNB, interest rate risk is considered to be moderate and price fluctuations can be compared to US Treasury securities with similar weighted average maturities. There is an active and well-established secondary market for all portfolio investments.

          The following table sets forth the maturity distribution and weighted average yields of the investment portfolio as of December 31, 1997. The weighted average yields are calculated on the basis of carrying value of the securities and their related interest income adjusted for the amortization of premium and accretion of discount. Yields on tax-exempt securities have been computed on a tax equivalent basis assuming a federal tax rate of 34%.

             MATURITY OF THE INVESTMENT SECURITIES PORTFOLIO

                            1 Year or Less        1-5 Years        5-10 Years         Over 10 Years         Totals
(In thousands)
                           Book     Average   Book    Average    Book    Average    Book     Average    Book    Average
                           Value     Yield    Value    Yield     Value    Yield     Value     Yield     Value    Yield

HELD TO MATURITY
US Government Treasury    $1,000     5.93%   $5,471    6.39%    $1,000    6.25%        $0       0%     $11,471   16.34%
US Government Agency           0        0%    8,395    6.58%     9,670    7.36%     2,812    7.27%      20,877    7.03%
State, County & Municipal
  Obligations              1,370     7.21%    6,976    7.93%     3,953    7.32%    16,592    7.92%      28,891    7.81%
Mortgage-backed
  Securities                   0        0%    1,624    6.87%       550    6.23%    17,136    6.60%      19,310    6.61%
Equity Securities          1,853     6.22%      500    6.50%     1,998    6.39%     3.679    6.50%       8,030    6.41%

Total Available for Sale  $4,223     6.47%  $26,966    6.88%   $17,171    7.14%   $40,219    7.18%     $88,579    7.05%

Loan Portfolio

          Total loans outstanding on December 31, 1997 were $126,786,000 compared with $107,150,000 on the same date in 1996 and $97,951,000 in 1995. The loan portfolio represented 55.4% of the total assets on December 31, 1997 compared with 57.6% on both December 31, 1996 and December 31, 1995.

          PNB's loan portfolio is composed of commercial loans, residential loans, and consumer loans. The commercial portfolio represents 11.7% of the total portfolio and is comprised of lines of credit, local municipal loans, equipment loans, and notes for various purposes, including working capital. A significant portion of commercial loans are secured by real estate and are carried in the real estate mortgage component of the portfolio. This combined component represents 75.9% of the total portfolio. Only a minimal number of mortgages have a loan to value ratio greater than 80%. Private mortgage insurance is required for those loans with higher loan to value ratios. At year-end 1997, all mortgages were kept "in house" although a percentage of those portfolio loans have been underwritten in anticipation of future sale. The consumer portfolio makes up the remaining 12.6% of the portfolio. Included in the consumer portfolio are direct installment loans for purposes such as vehicle purchases, debt consolidations, home improvements, and other personal needs.
Home equity loans are also a part of the consumer portfolio. PNB does not engage in foreign lending nor does it engage in speculative real estate and land development lending. The primary areas of lending are Susquehanna and Wyoming Counties, Pennsylvania and these areas which border those counties yet gravitate by trade to Susquehanna and Wyoming Counties.

          Some risk is involved in all types of lending. PNB, however, attempts to manage that risk to minimize potential losses on its portfolio. Concentration is considered minimal with the exception of real estate mortgages which include commercial real estate. Although property values have declined slightly, risk is not considered to be substantial unless there were to be major economic crisis in the future. Financial analysis is used as a tool to identify potential risk in commercial loans. Residential loans are generally well secured. Standard debt to income ratios are adhered to, and loan to value ratios greater than 80% require Private Mortgage Insurance again reducing risk. A large segment of the consumer portfolio is secured by motor vehicles. The use of debt to income ratios and credit bureau reports assist in the approval process. Delinquent accounts are worked quickly to minimize losses in all components in the loan portfolio.

          The following table summarizes the composition of the loan portfolio at the periods indicated:

LOAN PORTFOLIO
                                                                                      December 31,

(In thousands)                                        1997         1996       1995        1994        1993
Commercial                                          $14,796      $9,787     $10,920      $9,795      $8,897
Real Estate-Construction                                  9           0           0           0           0
Real Estate-Mortgage                                 96,192      83,484      73,699      70,959      65,268
Installment                                          16,035      14,169      13,643      12,113       9,990

Total Loans                                         127,032     107,440      98,262      92,867      84,155
Deferred Loans                                         (246)       (290)       (311)       (324)       (296)

Total Loans (Net of deferred loans)                 126,786     107,150      97,951      92,543      83,859
Allowance for Loan Loss                              (1,676)     (1,664)     (1,488)     (1,484)     (1,248)

Net Loans                                          $125,110    $105,486     $96,463     $91,059     $82,611
                                                   ========    ========     =======     =======     =======

          The table below details the maturity distribution as well as the fixed and variable rate distribution of the loan portfolio as of December 31, 1997:

MATURITY SCHEDULE OF LOANS

                                        One Year      Over One, within       Over Five        Total
                                         or Less         Five Years            Years          Loans
Commercial                               $16,374            $4,823              $741        $21,938
Real Estate-Construction                       9                 0                 0              9
Real Estate-Mortgage                       8,452            35,231            37,473         81,156
Installment                               11,023            10,194             2,712         23,929

Total                                    $35,858           $50,248           $40,926       $127,032
                                         =======           =======           =======       ========

Total Loans w/Predetermined Rates        $26,248           $28,908           $ 7,937       $ 63,093
Total Loans w/Variable Rates               9,610            21,340            32,989         63,939

Total                                    $35,858           $50,248           $40,926       $127,032
                                         =======           =======           =======       ========

ALLOWANCE FOR CREDIT LOSSES AND MANAGEMENT OF CREDIT RISK

          A comparative analysis of the allowance for credit losses, including charge-off activity, is presented below:

ALLOWANCE FOR CREDIT LOSSES

                                                     1997           1996           1995          1994          1993
Average Total Loans                             $114,119,000   $102,525,000    $95,379,000   $87,148,000   $79,320,000
                                                ============   ============    ===========   ===========   ===========

Balance, beginning of period                       1,663,806      1,487,756      1,483,882     1,248,052     1,161,689

Less Charge-offs:
Commercial                                            37,791         20,031        301,000        21,522       193,389
Installment                                           50,197         26,030        122,857         7,835             0
Residential real Estate                               61,184         31,035         38,634        52,683        16,995

Total Charge-offs                                    149,172         77,096        462,491        82,040       210,384

Plus Recoveries:
Commercial                                             3,900         26,369          1,000        36,565        16,034
Installment                                           16,655            442              0         8,336             0
Residential Real Estate                               10,698          6,335         15,365         7,969        10,713

Total Recoveries                                      31,253         33,146         16,365        52,870        26,747

Net Charge-offs                                      117,919         43,950        446,126        29,170       183,637

Provision for Loan Losses                            130,000        220,000        450,000       265,000       270,000

Balance, End of Period                          $  1,675,867   $  1,663,806    $ 1,487,756   $ 1,483,882   $ 1,248,052

Allowance for credit losses to                          1.32%          1.55%          1.54%         1.60%         1.49%
period-end total loans
Allowance for credit losses to                        163.19         107.80         110.29        118.05         72.85
non-accrual loans
Net charge-offs to average loans                        0.09           0.04           0.47          0.03          0.23
(annualized)

          The following table reflects the allocation of the allowance for credit losses by loan type. The allowance has been allocated to the various categories of loans. The process considers all "problem loans" including classified, criticized, and monitored loans, and allocates a portion of the reserve to each of these categories. The excess allowances is then considered the unallocated portion. This allocation method is not intended to limit the amount of the allowance available to absorb losses from any specific type of loan and should not be viewed as an indicator of the specific amount or specific categories in which future charge-offs may ultimately occur.

ALLOCATION OF ALLOWANCE FOR CREDIT LOSSES IN DOLLARS

                                                      1997         1996         1995          1994          1993
Commercial                                       $  321,064    $  687,640    $  733,507    $  495,889    $  368,391
Real Estate construction                                139           119             0             0             0
Real Estate mortgage                                342,980       197,032       165,479        55,227         5,242
Installment                                         129,383       117,876       183,721        17,783        19,248
Unallocated portion                                 882,321       661,139       405,049       914,983       855,171

Total allowance for credit losses                $1,675,887    $1,664,806    $1,487,756    $1,483,882    $1,248,052
                                                 ==========    ==========    ==========    ==========    ==========

          The following table breaks down the loan portfolio by category as a percentage of the whole:

                 LOAN CATEGORIES BY PERCENTAGES

                             1997    1996      1995      1994     1993
Commercial                    11%      9%       11%       11%      11%
Real Estate-Construction       1%      0%        0%        0%       0%
Real Estate-Mortgage          76%     78%       75%       76%      77%
Installment                   12%     13%       14%       13%      12%

Total                        100%    100%      100%      100%     100%
                             ====    ====      ====      ====     ====

          Any increase in the level of the allowance is warranted because of the increase in the size of the loan portfolio and the risk factors of the loans. Management uses detailed analyses of the portfolio to determine the adequacy of the allowance for credit losses. Prior loss history along with current trends, both nationally and locally, are taken into consideration:
(i) specific reserves are established on all classified loans where a loss seems imminent; (ii) a general reserve is established on identified problem loans where specific potential losses are not yet determined, but likely; (iii) smaller reserves are also established on criticized loans that have identifiable weaknesses but are not yet classified; and (iv) a general overall reserve is calculated on the entire remainder of the portfolio by loan type and included as an unallocated reserve allowance. In addition, it is the practice of the bank to manage the risk elements of lending through rigorous credit evaluation of prospective borrowers, continuous review of the portfolio, diversification of the types of borrowers, and by maintaining a well collateralized portfolio.

          The following table details information concerning non-accrual and past-due loans, as well as foreclosed assets (other Real Estate owned). It is the policy of the bank to consider a loan not in the process of collection when there is doubt to the full repayment of the principal and interest or when the loan is 90 days past due. When a loan is reclassified non-accrual any previously accrued income is charged against income, and no future income is accrued until performance is restored. More consistent and aggressive collection procedures as well as consistent, yet fair, underwriting has resulted in a decline in non-performing assets from 1993 and especially when comparing 1997 to 1996. The economy in the market area also has a significant effect on non-performing assets. Management believes that the current levels of reserve is sufficient to cover non-performing loans.

          Consumer loans are not generally reclassified as non-accrual at this stage but collection procedures are continued.
These loans are generally charged off at 120 days past due.

                          NON-PERFORMING ASSETS

                                                                            December 31,

                                                      1997         1996         1995          1994          1993
Nonaccrual loans                                 $1,026,625    $1,543,397    $1,348,877    $1,257,034    $1,713,796
Restructured loans                                        0             0             0             0             0
Loans past due 90 or more
  days accruing interest                             30,765       137,286        44,202        59,619       168,892

Total Non-performing loans                        1,057,390     1,681,183     1,393,079     1,346,653     1,882,688
Foreclosed Assets                                         0        99,000       429,680       100,244       168,740

Total Non-performing assets                      $1,057,390    $1,775,183    $1,822,759    $1,446,897    $2,051,428
                                                 ==========    ==========    ==========    ==========    ==========
Non-performing loans to
  total loans at period end                             .83%         1.56%         1.44%         1.46%         2.24%
Non-performing assets to
  period end total loans plus
  foreclosed assets                                     .83%         1.65%         1.85%         1.56%         2.44%


          The loans listed above as non-accruing are significantly past due and are not considered to be in the process of collection. Income was recorded on these loans in 1997 in the amount of $24,900 compared to income anticipated under the original loan agreements of $96,000. In 1996, those amounts were $30,700 and $163,000, respectively. Once the collection is deemed to be unlikely over the foreseeable future, a loan is charged off. Even though a loan is charged off, PNB continues to work with a borrower to collect that loan wherever possible. While management does not anticipate any loss not previously provided for these loans, economic conditions may be such as to necessitate future modifications in the repayment terms.

Deposits

          PNB uses deposits as the primary source of funding of its assets and has experienced continuous growth in all measured components. A variety of accounts are offered to individuals, businesses, and non-profit organizations. These accounts, including checking, savings, money market, and certificates of deposit, are obtained primarily from the communities and surrounding areas which are serviced by PNB.

          The following table details the average amount, the average rate paid on, and the percent of the total of, the following primary deposit categories for the past three years.

                                     AVERAGE DEPOSIT COMPOSITION AND COST

(In thousands of dollars)
                                      1997                           1996                         1995
                           Average              % of       Average             % of     Average           % of
                           Balance    Rate     Total       Balance   Rate     Total     Balance   Rate   Total

Non-interest bearing
  demand deposits         $18,735               9.84%      $13,822             8.93%   $12,176            8.56%

Interest-bearing demand
  deposits                 13,379     1.72%     7.03%        7,748   1.71%    5.01%      7,834   1.95%    5.51%
Regular savings deposits   28,870     2.87%    15.16%       23,154   2.80%   14.97%     23,806   2.70%   16.73%
Money market savings
  deposits                 40,529     4.34%    21.28%       29,015   4.79%   18.76%     23,611   5.15%   16.60%
Time deposits              89,908     5.53%    46.69%       80,965   5.73%   52.33%     74,840   5.63%   52.60%
Total Interest-
  Bearing Deposits        171,686     4.51%    90.16%      140,882   4.83%   91.07%    130,091   4.80%   91.44%

Total Deposits           $190,421     4.16%   100.00%     $154,704   4.45%  100.00%   $142,267   4.48%  100.00%
                         ========    =====    ======      ========   ====   ======    ========   ====   ======

          Total deposits were $193,592,017 on December 31, 1997 as compared to $156,930,353 on December 31, 1996 and $147,168,282
on December 31, 1995. A significant reason for growth in all deposit components in 1997 was the purchase of the two branch offices in Wyoming County. At year-end 1997, non-interest bearing deposits totaled $20,104,376 and interest bearing deposits totaled $173,487,641. The greatest portion of interest bearing deposits was certificates of deposits with an average balance for 1997 of $88,908,000 which was 51.8% of the average total deposits for the year.

          The following is a summary of the maturity distribution of certificates of deposit in the amounts of $100,000 or more on December 31, 1997:


MATURITIES OR REPRICING OF CD'S OF $100,000 OR MORE ON DECEMBER 31, 1997

(In thousands of dollars)

                                             Amount          Percent
Three months or less                        $2,356            20.87%
Over three months through six months         3,631            32.16%
Over six months through twelve months        1,788            15.84%
Over twelve months                           3,514            31.13%

                                           $11,289           100.00%
                                           =======           ======

Short-Term Borrowings

          Short-term borrowings consist of federal funds purchased, repurchase agreements, and borrowings from the Federal Home Loan Bank and the Federal Reserve Bank. Because deposit and loan growth occur at different times throughout the year, it is necessary to have the flexibility to fund loan growth and securities purchases by drawing on credit lines at the Federal Home Loan Bank and by purchasing overnight federal funds from a correspondent bank.

          Cash management became an important product for some bank customers in 1997 and as a result, repurchase agreements were introduced as a vehicle to sweep excess funds into each day. Repurchase agreements averaged $2,495,494 in 1997. Federal funds purchased was also used extensively and the average outstanding in 1997 was $1,254,192 while in 1996 the average was $714,123 and in 1995 it was $355,973. An additional source of funds for liquidity purposes was the Federal Home Loan Bank. During 1997, the average outstanding borrowings was $1,251,027 compared to $555,724 in 1996 and $1,419,452 in 1995. At year-end 1997, repurchase agreements were $2,596,742. There were no repurchase agreements outstanding at year-end 1996 or 1995. Borrowings from the Federal Home Loan Bank at year-end 1997 were $5,675,000. At year-end 1996, the total was $6,175,000 compared to $1,000,000 at year-end 1995.

Liquidity

          Assuring adequate liquidity involves meeting future cash flow needs. This liquidity can be provided by reducing asset balances and increasing deposits and short-term borrowing, or a combination of both may be employed. Traditionally, PNB has maintained a strong liquidity position because of a concentration of core deposits such as regular savings and checking accounts.
A high percentage of money market accounts and certificates of deposit can also be considered core deposits. Federal funds sold is the bank's most liquid earning asset. Other sources include money market instruments and securities classified as available for sale. In addition to these sources, the bank has credit lines of $67.8 million available from correspondent and Federal Home Loan Bank of Pittsburgh.

          On December 31, 1997, securities available for sale and federal funds sold totaled $88,149,000 compared to $72,131,000 in 1996 and $66,285,000 in 1995. These funds averaged $91,002,000 in 1997, $68,677,000 in 1996 and $62,898,000 in 1995.  In each year, all investment securities were classified as available for sale. Asset liquidity is also provided by managing the maturities of loans, securities, and certificates of deposits.

Interest Rate Sensitivity Analysis

          An important element of both earnings performance and the maintenance of sufficient liquidity is maintaining an appropriate balance between rate-sensitive assets and rate-sensitive liabilities. Interest rate sensitivity analysis is the measure of the vulnerability of net interest income to changes in the level of rates. An interest rate sensitivity gap results when assets and liabilities reprice at different intervals. If the gap is negative or liability sensitive, the impact on earnings is negative if rates rise. A positive or asset sensitive gap implies the risk of lower earnings if rates decline. To attempt to offset this risk, PNB regularly forecasts its exposure to rate changes and monitors its performance. In addition, the net interest margin is calculated monthly so that interest rate changes and asset restructuring may be made as needed.

          PNB's rate-sensitive position reflects a liability sensitive or negative gap position on a cumulative basis through one year, then shifts to a cumulative asset sensitive or positive gap position beyond one year. This analysis makes several assumptions. First that 10% of interest bearing demand deposit accounts and 10% of regular savings accounts are rate sensitive. Also, it is assumed that the entire third tier (balances of $50,000 or more) of money market deposits are rate sensitive. In addition, principal payments on mortgage backed securities are projected at the average levels experienced over the past 12 months.

          The following table illustrates the interest rate sensitivity gap of the bank as of December 31, 1997. This table presents a position that existed at a particular point in time. Although that position can change continually, this position is also similar to other times as well.


             INTEREST RATE SENSITIVITY ANALYSIS(1)

                                         Within 3      >3 mos       >6 mos      >1 year    5 years
                                          months     to 6 mos     to 1 year   to 5 years  and over
RATE SENSITIVE ASSETS

Loans                                     18,414       11,441       10,319      46,672      39,182
Securities                                24,595        4,469        4,725      41,556      11,411
Federal funds sold                             0            0            0           0           0

Total rate sensitive assets               43,009       15,910       15,044      88,228      50,593

Cumulative rate sensitive assets          43,009       58,919       73,963     162,191     212,784

RATE SENSITIVE LIABILITIES
Interest bearing checking                  1,358            0            0           0      12,226
Money market deposits                     23,716        2,608            0           0      13,037
Regular savings                            2,932           44          258           0      26,131
Certificates of deposits/IRA              17,803       18,470       23,739      29,102       2,064
Short-term borrowings                      9,275            0            0           0           0

Total rate sensitive liabilities          55,081       21,122       23,997      29,102      53,458

Cumulative rate sensitive liabilities    $55,081      $76,203     $100,200    $129,302    $182,760

Period gap                               (12,072)      (5,212)      (8,953)     59,126      (2,865)
Cumulative gap                           (12,072)     (17,284)     (26,237)     32,889      30,024
Cumulative rate sensitive assets to        78.08%       77.32%       73.82%     125.44%    116.43%
 rate sensitive liabilities
Cumulative gap to total assets             (5.48)%      (7.56)%     (11.47)%     14.38%     13.13%


(1) The following are assumptions that have been made in the foregoing model. Non-interest bearing categories are shown to reprice 10% of balances in the "within 3 months" period (all repricing within the first month) and the remaining balances in the last period. NOW accounts and regular Savings accounts also reprice 10% of balances in the "within 3 months" period and the remaining balances in the last period. Management can change these rates, but such changes are infrequent and incrementally small. History has shown a strong core deposit relationship in these accounts and little or no run-off if rates change in these products. Repayment of principal for mortgage backed securities are projected by expected cash flows as evidenced by recent history. Repayment of principal for loan categories are projected at expected maturity (amortization) for fixed rate products and the next repricing date for variable rate products.

          Gap guidelines for PNB are that for the one year interval, the cumulative rate sensitive assets to rate sensitive liabilities ratio will be between 75% and 125%. The Asset Liability Committee (ALCO) and the Board of Directors reviews this guideline monthly to insure compliance. ALCO reviews their assumptions monthly and determines if the GAP is correctly predicting the net interest margin. In determining risk exposure limits, ALCO considers the nature of PNB's strategies and activities, its past performance, the level of earnings and capital available to absorb potential losses. Historically, PNB's performance has been within the guidelines set for GAP. If it appears that the guidelines may be breached, ALCO would implement actions to be taken to prevent this breach. Some of the strategies used by banks to assure compliance with GAP guidelines are controlling its interest rates, increasing or decreasing the duration of the portfolio, raising additional capital, selling assets to enhance liquidity, and/or implementing hedging and interest rate swaps.

Off-Balance Sheet Risk

          In the normal course of business, the company enters into financial commitments with off-balance sheet risk. The company's maximum exposure to accounting loss, based upon the credit risk associated with unfunded loan commitments and letter of credit outstanding is represented by the contract amount of these items as of the dates indicated in the following table:

                     OFF-BALANCE SHEET RISK

                                                December 31,

(In thousands of dollars)                1997           1996          1995
Commitments to extend credit          $1,530,600     $1,304,700     $762,150
Standby letters of credit             $  249,915     $  272,515     $250,915


          Many of such commitments to extend credit may expire without being drawn upon and, therefore, the total commitment amounts do not necessarily represent future cash flow requirements. In making the commitments, the company applies the same credit standards used in the lending process, and it periodically reassesses the customer's credit worthiness through ongoing credit reviews. The risks associated with making these commitments are also included in the overall credit risk in determining the allowance for possible loan losses.

Capital Management

          Banking regulatory authorities have implemented strict capital guidelines directly related to the credit risk associated with an institutions assets. Banks and bank holding companies are required to maintain capital levels based on their "risk-adjusted" assets so that categories of assets with higher defined credit risks will require more capital support than assets with lower risk. Additionally, capital must be maintained to support certain off-balance sheet instruments.

          Capital is classified Tier I capital (common stockholders' equity less certain intangible assets) and total capital (Tier I plus the allowance for credit losses). Minimum required levels must at least equal 4% for Tier I capital and 8 % for total capital. In addition, institutions must maintain a minimum of a 3% leverage capital ratio (Tier I capital to average total assets).

          The bank's and company's capital position is presented in the following table:

                                                December 31,        Regulatory
                                           1997           1996     Requirement
Tier 1 capital to risk weighted assets     16.57%         20.82%        4.00%
Total capital to risk weighted assets      17.82%         22.07%        8.00%
Capital leverage ratio                      9.20%         11.99%        3.00%

Fair Market Value

          The Financial Accounting Standards Board, through its statement No. 107 ("FASB 107"), and the FDIC Improvement Act of 1991, require banks to disclose the fair value of all financial instruments. Approximately 90% of the total assets, 95% of total liabilities, and almost all off-balance sheet financial contracts in a depository institution come under the definition. This disclosure is required for banks with assets in excess of $150 million beginning with the 1992 annual report.

          The fair market values of all financial instruments held by PNB are disclosed in the footnotes to the financial statements appearing elsewhere herein. For those financial instruments which are traded in active financial markets, the fair value is the market price. For loans and deposits with no quoted prices, FASB 107 provides that the value be determined by means of discounted present value models or option pricing models. The valuing technique employed for each group of instruments is based upon the characteristics of each instrument.

Item 3.  Properties

          The administrative/operations office of the Company and PNB is located at 50 Main Street, Hallstead, Pennsylvania. PNB's commercial, mortgage and consumer lending operations, as well as its executive offices, marketing department, human resources office, deposit account support services, and data processing department are located in the administrative/operations office. There are eight branch locations, five in Susquehanna County and three in Wyoming County. All offices are owned in fee title by PNB with the exception of the Springville Office, the Hallstead Plaza office and the Meshoppen office. The Springville office, which is located in a convenience store, is leased with approximately 18 months remaining on a lease with renewal options. The Hallstead Plaza and Meshoppen offices are subject to ground leases. Each lease is either long-term or includes renewal options. Current lease payments range from $2,000 to $12,000 annually. Six of the eight offices provide drive-up banking services and five offices have 24-hour ATM services.

Item 4.   Security Ownership of Certain Beneficial Owners and
          Management

          The following table reflects the beneficial ownership of the Company's Common Stock as of January 28, 1998 by directors, executive officers, each person known to management to own beneficially, directly or indirectly, more than 5% of the Company's Common Stock, and all directors and executive officers as a group. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

5% Beneficial Owners

                                    Amount and Nature
                                      of Beneficial
Beneficial Owners and Management        Ownership        Percent of Class
DIRECTORS AND EXECUTIVE OFFICERS

Carl F. Pease                             12,000              1.37%          (1)
Gerald R. Pennay                           8,200                *            (2)
John W. Ord                               18,502              2.12%          (3)
Virginia M. Turner                        39,555              4.52%
Thomas F. Chamberlain                      1,652                *            (4)
Judith Ely Kelly                           3,780                *            (5)
Jack M. Norris                             2,835                *            (6)
George H. Stover, Jr.                     19,575              2.24%          (7)
William S. Crock                           1,100                *            (8)
Michael S. Karhnak**                       2,580                *            (9)
Debra E. Dissinger**                       2,696                *           (10)
All directors and executive officers
as a group (11 persons)                  101,407             11.60%
_______________

* Less than 1%
** Executive officers only.

(1)  All shares are held jointly with spouse.

(2)  Includes 4,055 shares held jointly with spouse.

(3) All shares are held jointly with spouse. Includes shares owned by the trustee of the Company's Employee Stock
     Ownership Plan ("ESOP") which have been allocated to Mr. Ord's account.

(4)  Includes 270 shares held jointly with spouse.

(5) Includes 1,800 shares held jointly with husband and 30 shares held in custodial account for each of three children.

(6)  All shares are held jointly with spouse.

(7)  All shares are held jointly with spouse.

(8)  All shares are held jointly with spouse.

(9) All shares are held jointly with spouse. Includes shares owned by the trustee of the Company's ESOP which have been allocated to Mr. Karhnak's account.

(10) All shares are held jointly with spouse. Includes shares owned by the trustee of the Company's ESOP which have been allocated to Ms. Dissinger's account.

Item 5.  Directors and Executive Officers

          The Company's Board of Directors presently consists of 9 members. The Company's Board of Directors is divided into three classes, one-third (as nearly equal in number as possible) of whom are elected annually to serve for a term of three years.

          The following table sets forth the name, age and term of office of each executive officer and director of the Company and the principal occupations of such individuals during the past five years. The executive officers are appointed to their respective offices annually. All directors of the Company also serve as directors of PNB. Unless otherwise indicated, the principal occupation listed for a person has been the person's occupation for at least the past five years. Because a majority of persons listed served as officers or directors of PNB prior to the formation of the Company in 1986, the table indicates the earliest year a person became an officer or director for PNB or the Company.

                                                                            Year Term
Name, Age and                 Principal Occupations       Director or       as Director
Position with Company         During Past Five Years      Officer Since       Expires
Carl F, Pease, 66             Retired Director of the          1985             2000
Director, Chairman of         Susquehanna County Planning
the Board                     Commission

Gerald R. Pennay, 62          Owner, Gerald R. Pennay &        1985             1998
Director, Vice Chairman       Son Auctioneers
of the Board

John W. Ord, 57               President & CEO of Peoples       1969             2000
Director, President &         National Bank
CEO

Virginia M. Turner, 62       Investor                          1981             1998
Director, Corporate
Secretary

Thomas F. Chamberlain, 49    Nationwide Insurance Agent        1994             1998
Director

Judith Ely Kelly, 49         State Farm Insurance Agent        1988             1999
Director

Jack M. Norris, 64           Retired Owner, B.K. Norris        1985             1999
Director                     Distributor (Beverage
                             Distributorship)

George H. Stover, Jr., 51    Real Estate Appraiser             1992             1999
Director

William S. Crock, 51         President, W. S. Crock &          1992             2000
Director                     Sons, Inc. (Retail Store)

Michael S. Karhnak, 45       Executive Vice President of       1986             N/A
Vice Pres. & Treasurer       Peoples National Bank

Debra E. Dissinger, 43       Executive Vice President of       1985             N/A
Vice Pres. & Asst.           Peoples National Bank
Secretary                    (1997-Present), Senior Vice
                             President of Peoples National
                             Bank (1992-1996)

          There are no family relationships among any of the executive officers or directors of the Company. Executive officers of PNB are elected by the Board of Directors on an annual basis and serve at the discretion of the Board of Directors.

Committees of the Board of Directors

          At present, the directors of the Company also serve as directors of PNB. There are presently no Board committees of the Company's Board of Directors and committee functions are performed by committees of PNB's Board of Directors.

          PNB has an Executive Committee, an Audit Committee, an
Asset/Liability Committee, a Human Resources and Marketing
Committee, and a Loan Administration Committee.

          The Executive Committee consists of John Ord, Carl Pease, Gerald Pennay, and Jack Norris. This committee may exercise the authority of PNB's Board of Directors to the extent permitted by law during intervals between meetings of the Board. This committee may also be assigned other duties by PNB's Board of Directors.

          The Audit Committee consists of George Stover, Gerald Pennay, Jack Norris and Judith Kelly. This Committee supervises the compliance and internal audit program of PNB and recommends the appointment of, and serves as the principal liaison between, the Board of Directors and the independent auditors. This committee also reports to the Board of Directors on the general financial condition of PNB.

          The Asset/Liability Committee consists of William Crock, Carl Pease, Virginia Turner, and Thomas Chamberlain. This committee helps control PNB's risk position by recommending the allocation of funds within guidelines for rate sensitivity, time deposits, liquidity, Federal Funds borrowing, loans, investments, dividends and tax position. This committee is also responsible for developing such guidelines, guiding PNB's investments, and coordinating PNB's budget process.

          The Human Resources Committee consists of Gerald Pennay, Jack Norris, George Stover, and Judith Kelly. This committee is responsible for sound human resources management (e.g., in employment, compensation, and performance appraisals). This committee is also responsible for evaluation, planning and supervision of the marketing of PNB's products and services and also oversees community relations and other public relations activities.

          The Loan Administration Committee consists of Jack Norris, Gerald Pennay, George Stover, and Judith Kelly. This committee assists PNB's Board of Directors in discharging its responsibility for the lending activities of PNB by reviewing loans, lines of credit, and floor plans; and monitoring loan review and compliance. This committee recommends lending authorizations and is responsible for assuring that PNB's loan activities are carried out in accordance with loan policies. This committee is also responsible for ensuring the adequacy of PNB's loan loss reserve.

Item 6.  Executive Compensation

          The following table sets forth information concerning the annual and long-term compensation for services in all capacities to the Company and PNB for the fiscal years ended December 31, 1997, 1996, and 1995 of the Chief Executive Officer of the Company and PNB. There were no other officers of the Company or PNB who received compensation in excess of $100,000 during any fiscal year.

                       Summary Compensation Table

                                            Annual Compensation
                                                          Other Annual      All Other
Name                    Year      Salary        Bonus     Compensation    Compensation
John W. Ord             1997    $103,500 (1)   $11,117          --         $24,825 (2)
President,
Chief Executive
Officer
                        1996    $ 89,000 (3)   $32,250          --         $31,879 (4)

                        1995    $ 89,000 (5)   $21,801          --         $28,293 (6)

_______________

(1)  Includes Director's fees of $3,500.

(2) Includes Peoples National Bank's contribution to 401 (k) plan of $2,999, ESOP contribution of $4,490, Split Dollar
     Life Insurance premium payment of $1,504 and Supplemental
     Employee Retirement Plan contribution of $15,832.

(3)  Includes Director's fees of $4,000.

(4) Includes Peoples National Bank's contribution to 401 (k) plan of $1,634, ESOP contribution of $7,555, Split Dollar
     Life Insurance premium payment of $1,504, and Supplemental
     Employee Retirement Plan contribution of $21,185.

(5)  Includes Director's Fees of $4,000.

(6) Includes Peoples National Bank's contribution to 401 (k) plan of $1,536, ESOP contribution of $6,010, Split Dollar
     Life Insurance premium payment of $1,504 and Supplemental
     Employee Retirement Plan contribution of $19,242.

Compensation of Directors

          Directors of the Company do not receive compensation in such capacity. Directors of PNB, however, receive compensation for serving on the Board of Directors in the following amounts:
(i) $200 per month for the Chairman of the Board, (ii) $250 per Board meeting for all directors with a maximum of two meetings missed and paid for between annual meetings, and (iii) $150 for each director for each committee meeting and branch board meeting that they attend.

Compensation Committee Interlocks and Insider Participation

          The Executive Committee of the Board of Directors of PNB serves as the compensation committee of PNB. The members of this committee are John Ord, Carl Pease, Gerald Pennay, and Jack Norris. Mr. Ord is the current CEO and President of Peoples National Bank. While Mr. Ord was specifically excluded from any Committee discussion concerning his own compensation, he does participate in the Committee's discussion concerning other key executive's compensation.

Management Committee Compensation Report

          The compensation of the CEO and other officers of PNB is determined by the Executive Committee of the Board of Directors of PNB. This committee sets compensation guidelines intended to provide suitable rewards for individual performance and to tie such performance to increased stockholder value. The compensation paid is designed to attract, retain and reward executive officers who are capable of leading the Company and PNB in achieving its business objectives in an industry characterized by complexity, competitiveness and constant change. The compensation of PNB's key executives is reviewed and approved by the Board of Directors upon recommendation of PNB's Executive Committee.

          Total compensation for PNB's Chief Executive Officer and other key executive officers consists of base salary, short and long-term incentives and perquisites.

          The guidelines and factors considered by the Committee in determining compensation include corporate profitability measured by return on assets, stock price, asset quality, loan loss reserve levels, market-share, regulatory capital strength, cost control, and regulatory examination.

          Annually, at year end, the Committee reviews the base compensation and benefit levels of the CEO and other executive officers. Each officer's compensation is based on their individual contribution to the Company and PNB, and their meeting of the goals and objectives as set forth in the strategic plan of the Company and PNB. To ensure that the compensation and benefits are reasonable and competitive, the Committee compares the compensation awarded to executive officers of the Company and PNB with those of executive officers of similarly sized and situated banks and thrift institutions in the Mid-Atlantic region.

               Executive Committee

               John W. Ord, Carl F. Pease,
               Gerald R. Pennay, Jack M. Norris

Employment and Other Contracts

          In February 1997, the Company entered into an employment agreement with John W. Ord, President and Chief Executive Officer of the Company. The agreement is for an initial three-year term and is renewed annually for a three-year term unless notice of nonrenewal is given by either party in which case the agreement will expire at the end of the existing term.

          The agreement provides for a base salary of $100,000 per year and for such incentive bonuses as may be awarded to the executive under any incentive compensation plan which may be in effect or otherwise in the discretion of the Board of Directors. If the executive's employment is terminated without "cause" (as defined in the agreement) or the executive terminates his employment for "good reason" (as defined in the agreement) following a "change in control" of the Company, the executive becomes entitled to severance benefits under the agreement.
"Good reason" includes a reduction in title, responsibilities, or authority, a reassignment which requires the executive to move his principal residence, a reduction in salary, or a failure to provide the executive with comparable benefits following a "change in control." If any such termination occurs following a "change in control," the executive will be entitled generally to a lump-sum payment equal to 2.0 times the sum of his highest annual compensation in the prior three years plus certain pension and welfare benefits received in the relevant year.

          Mr. Ord's agreement contains provisions restricting his ability to compete with the Company under certain circumstances following termination of his employment.

          In February 1997, the Company also entered in severance agreements with two other executive officers of the Company, Michael S. Karnhak, Vice President and Treasurer, and Debra E. Dissinger, Vice President, which provided for certain severance benefits in the event the executive's employment is terminated or the executive resigns for specified reasons following a "change in control" of the Company. Under these agreements, the executive would be entitled generally to a severance benefit equal to 2.0 times the executive's average annual compensation for the five years preceding the year of termination. No benefits are payable under these agreements in the event the executive's employment is terminated for any reason prior to a "change in control." The specified reasons for termination under these agreements are substantially similar to the events of "good reason" contained in Mr. Ord's agreement.

     PNB also maintains an excess benefit plan for Mr. Ord.
Under this plan, which is a nonqualified plan, Mr. Ord will receive a supplemental payment necessary to provide him with an annual retirement benefit, together with payments received under PNB's pension plan, employee stock ownership plan, and 401)k) plan, equivalent to 90% of his average salary for the three years prior to his retirement, subject to certain adjustments. PNB has obtained a life insurance policy (designating PNB as beneficiary) on the life of Mr. Ord in an amount intended to cover PNB's obligations under the plan, based on certain actuarial assumptions relating to life expectancy. The amount charged to PNB's operations with respect to this plan for the years ended December 31, 1997, 1996 and 1995 was $15,832, $21,185, and
$19,242, respectively.

Pension Plan

     PNB's Pension Plan is available to PNB employees who have attained age 21, and have completed one year of service. Employees do not contribute to the plan. Each year, PNB contributes under the plan an actuarially determined amount for distribution to eligible employees at their retirement. Benefits are payable at normal retirement (age 65) and early retirement (age 55). Disability benefits are payable at age 55 with vesting at five years. The following table shows the annual retirement benefits payable at normal retirement (age 65) under PNB's plan for a range of compensation levels and years of service. The amounts are based on an employee who became a participant in 1997 and will have the service and salary at normal retirement.

                        YEARS OF SERVICE

           Salary          10             20            30

         $ 25,000        $2,000        $ 4,000       $ 6,000
         $ 50,000        $4,000        $ 8,000       $12,000
         $ 75,000        $6,000        $12,000       $18,000
         $100,000        $8,000        $16,000       $24,000

Item 7.   Certain Relationships and Related Transactions

          Certain directors and officers of the Company or PNB, and their respective associates, were customers of and had transactions with PNB in the ordinary course of business during the Company's fiscal year ended December 31, 1997. Similar transactions may be expected to take place in the future. Such transactions included deposit products and extensions of credit in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risks of collectability or present other unfavorable features.

Item 8.   Legal Proceedings

          None.

Item 9.   Market Price of and Dividends on the Registrant's
          Common Equity and Related Stockholder Matters

          The Company's Common Stock is not listed on an exchange or quoted on the National Association of Securities Dealers, Inc. Automated Quotation system (NASDAQ). The Company's Common Stock is traded sporadically in the over-the-counter market and, accordingly, there is no established public trading market at this time. The investment firm of Hopper Soliday and Co., Inc., Lancaster, Pennsylvania, makes a limited market in the Company's Common Stock. The following table reflects high bid and low asked prices for shares of the Company's Common Stock to the extent such information is available, and the dividends declared with respect thereto during the preceding two years.

                             1997                            1996
                  Price Range     Dividends         Price Range   Dividends
                  Low    High     Declared          Low    High   Declared
1st Qtr.         $32.00  $34.00     $.20           $28.50  $30.00    $.16
2nd Qtr.          34.00   36.00      .20            30.00   31.00     .16
3rd Qtr.          36.00   41.00      .20            31.00   32.00     .16
4th Qtr.          41.00   44.00      .24            32.00   32.00     .20


          As of December 31, 1997, the approximate number of holders of record of the Company's Common Stock was 570. At such date, 874,330 shares of Common Stock were outstanding.

          The Company's Board of Directors of Directors reviews its dividend policy at least annually. The amount of dividends, while in the sole discretion of the Board of Directors, depends, in part, on earnings, capital requirements, federal and state laws, regulations and policies and other factors, including the performance of PNB. The Company's ability to pay dividends is also subject to the restrictions imposed by Pennsylvania law. Generally, under Pennsylvania law, a business corporation, such as the Company, may pay dividends to the extent that the value of its assets (determined by the Board of Directors) exceeds the value of its liabilities.

Item 10.  Recent Sales of Unregistered Securities

          None.

Item 11.  Description of Registrant's Securities to be Registered

          The holders of the Company's Common Stock are entitled to share ratably in dividends when and if declared by the Company's Board of Directors from funds legally available therefor.

          Each holder of the Company's Common Stock has one vote for each share held of record on each matter presented for consideration by Company's shareholders. The Company's shareholders are not entitled to cumulate votes in the election of directors.

          The holders of the Company's Common Stock have no preemptive rights to acquire any additional shares of the Company.

          In the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, holders of the Company's Common Stock will be entitled to share ratably in any of its assets or funds that are available for distribution to its shareholders after the satisfaction of its liabilities (or after adequate provision is made therefor) and after payment of any liquidation preferences of any outstanding preferred stock.

          The Bylaws of the Company provide for a "classified" Board of Directors of between nine (9) and twenty-five (25) members, which number is fixed by the Board of Directors, divided into three classes, serving for terms of three years each. In the event of a Board vacancy, the Bylaws provide that the sole power to fill such vacancy is vested in the Company's Board of Directors, and any such new director shall serve out the full term of the former director. The election of directors for staggered terms significantly extends the time required to make any change in control of the Company's Board of Directors and may tend to discourage any surprise and hostile takeover bid for control of the Company. The staggered terms also have the effect of increasing the number of votes required to elect a director. Under the Company's Bylaws, it will take at least two annual meetings for holders of a majority of the Company's voting securities to make a change in control of the Company's Board because only a minority (approximately one-third) of the directors will be elected at such meeting. In addition, because certain actions require more than majority approval of the Board, as described herein, it may take as many as three annual meetings for a controlling block of the Company's shareholders to obtain complete control of the Board, and thereby of the Company's management.

          The Company's Articles of Incorporation provide that any merger, consolidation, sale of assets or similar transaction involving the Company and any other entity or person, and any liquidation or dissolution of the Company, will require the affirmative vote of holders of at least 75% of the Company's outstanding voting stock. The Company's Articles provide, however, that any such transaction will require approval by the affirmative vote of holders of a majority of the outstanding voting stock of the Company if such transaction is approved in advance by 66-2/3% of the Board of Directors of the Company. Thus, if a transaction is approved by 66-2/3% of the Board, a majority vote of the shareholders is necessary to approve the transaction, but if the Board does not approve the transaction, a 75% shareholder approval requirement will apply.

          The Company's Bylaws vest the authority to make, alter, amend, or repeal the Bylaws of the Company in the holders of 75% of the Company's Common Stock or in the Board of Directors, acting by a majority vote except with respect to alteration, amendment or repeal of the By-law provision providing for a "classified" Board of Directors which would require the vote of at least 75% of the members of the Board of Directors. The right of the Board to make, alter, repeal or amend the Bylaws is always subject to the right of holders of at least 75% of the Company's voting stock to change such action.

          The Pennsylvania Business Corporation Law provides that the Articles of Incorporation of a Pennsylvania corporation (such as the Company) may be amended by the affirmative vote of a majority of the votes cast at a meeting at which a quorum of shareholders is present, except as otherwise provided by such corporation's articles of incorporation. The Company's Articles of Incorporation, however, provide that the provisions requiring a supermajority vote in the event of a proposed merger, sale of assets, liquidation or other similar transaction and the provision permitting the Board to consider noneconomic factors in a tender or other acquisition offer for the Company's securities can only be amended by an affirmative vote of holders of at least 75% of the outstanding voting stock of the Company unless approved by the affirmative vote of 66-2/3% or more of the members of the Board of Directors in which case only majority shareholder approval is required.

Item 12.  Indemnification of Directors and Officers

          The Bylaws of the Company provide for
(1) indemnification of directors, officers, employees and agents of the Company and its subsidiaries and (2) the elimination of a director's liability for monetary damages, each to the fullest extent permitted by Pennsylvania law. Pennsylvania law provides that a Pennsylvania corporation may indemnify directors, officers, employees and agents of the corporation against liabilities they may incur in such capacities for any action taken or any failure to act, whether or not the corporation would have the power to indemnify the person under any provision of law, unless such action or failure to act is determined by a court to have constituted recklessness or willful misconduct. Pennsylvania law also permits the adoption of a Bylaw amendment, approved by shareholders, providing for the elimination of a director's liability for monetary damages for any action taken or any failure to take any action unless (1) the director has breached or failed to perform the duties of his office and
(2) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. The Company's shareholders approved Bylaw amendments adopting these provisions at the 1987 Annual Meeting of Shareholders.

Item 13.  Financial Statements and Supplementary Data

                  INDEPENDENT AUDITOR'S REPORT



To the Board of Directors
Peoples Financial Services Corp.
And Subsidiary

          We have audited the accompanying consolidated balance sheets of Peoples Financial Services Corp. and Subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peoples Financial Services Corp. and Subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


February 11, 1998



/s/ Prociak and Associates

PROCIAK AND ASSOCIATES, L.L.C.
Wilkes-Barre, Pennsylvania

                PEOPLES FINANCIAL SERVICES CORP.
                         AND SUBSIDIARY
                   CONSOLIDATED BALANCE SHEETS
                   DECEMBER 31, 1997 AND 1996

                                                December 31,    December 31,
                                                   1997            1996
                             ASSETS
Cash and due from banks                         $  2,401,332    $  1,672,682
Interest-bearing deposits in other banks           3,147,371       1,395,892
Investment securities available for sale          88,149,054      72,131,211
Loans                                            126,852,708     107,265,269
   Less:  Unearned income                            (67,188)       (115,308)
          Allowance for loan losses               (1,675,887)     (1,663,806)
   Net loans                                     125,109,633     105,486,155

Premises and equipment                             3,756,300       2,972,312
Accrued interest receivable                        1,776,908       1,429,957
Other assets                                       4,379,317       1,070,891

       Total assets                             $228,719,915    $186,159,100

              LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Deposits:
   Non-interest bearing                         $ 20,104,376    $ 13,780,637
   Interest bearing                              173,487,641     143,149,716
     Total deposits                              193,592,017     156,930,353

Short-term borrowings                              9,274,834       6,712,918
Accrued interest payable                             662,696         599,245
Other liabilities                                    546,445         203,006

       Total liabilities                         204,075,992     164,445,522

Stockholders' equity:
  Common stock, par value $5 per share,
    5,000,000 shares authorized; 874,330
    and 875,905 shares issued and
    outstanding at December 31,
    1997 and 1996, respectively                    4,455,000       4,455,000
   Surplus                                         4,455,000       4,455,000
   Undivided profits                              15,912,129      13,636,162
   Unrealized gain (loss) on securities
     available for sale, net of applicable
     deferred income taxes                           370,569        (345,849)
   Less:  treasury stock, at cost (16,670 in
     1997 and 15,095 in 1996)                       (548,775)       (486,735)
        Total stockholders' equity                24,643,923      21,713,578

        Total liabilities and stockholders'
          equity                                $228,719,915    $186,159,100

                See notes to financial statements

                PEOPLES FINANCIAL SERVICES CORP.
                         AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF INCOME
      FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                              1997          1996         1995
Interest income:
   Interest and fees on loans             $ 9,995,843   $ 9,031,697  $ 8,501,984
   Interest and dividends on investments:
     Taxable                                4,255,842     3,491,090    3,432,158
     Tax exempt                             1,285,145       824,995      614,807
     Dividends                                 60,533        55,257       44,622
   Interest on deposits in other banks         34,684         7,333       13,326
   Interest on trading account securities         -0-           -0-       68,625
   Interest on federal funds sold              92,678        35,367       54,554
       Total interest income               15,724,725    13,445,739   12,730,076

Interest expense:
   Interest on deposits                     7,737,668     6,798,796    6,240,687
   Interest on short-term borrowings          176,390        69,958       84,328
   Interest on long-term borrowings               -0-        10,810       48,200
       Total interest expense               7,914,058     6,879,564    6,373,215

       Net interest income                  7,810,667     6,566,175    6,356,861
Provision for loan losses                     130,000       220,000      450,000
       Net interest after provision
         for loan losses                    7,680,667     6,346,175    5,906,861

Other income:
   Service charges and customer
     service fees                             891,489       682,003      615,329
   Other income                                29,278        21,900       36,676
   Investment securities gains, net           217,104       119,913       60,194
       Total other income                   1,137,871       823,816      712,199

Other expenses:
   Salaries and employee benefits           2,282,412     1,790,480    1,608,378
   Occupancy expense, net                     323,532       225,251      199,102
   Equipment expense                          388,857       251,732      195,558
   FDIC insurance and assessments              81,410        55,730      211,144
   Professional fees and outside services     192,530       182,974       80,515
   Computer service and supplies              359,024       223,917      205,066
   Taxes, other than payroll and income       203,719       183,332      167,786
   Other operating expenses                 1,162,176       689,710      625,935
       Total other expense                  4,993,660     3,603,126    3,293,484

Income before taxes                         3,824,878     3,566,865    3,325,576
Provision for income tax                      813,619       850,828      838,356
Net income                                 $3,011,259    $2,716,037   $2,487,220

Net income per share                       $     3.44    $     3.06   $     2.79

                See notes to financial statements

                PEOPLES FINANCIAL SERVICES CORP.
                         AND SUBSIDIARY
         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
      FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                                         Unrealized
                                                                                         Gain (Loss)
                                                                                        on Securities
                                                                                       Available for Sale
                                                                                        Net of Applicable
                                                 Common                  Undivided       Deferred Income     Treasury
                                                 Stock       Surplus       Profits            Taxes            Stock       Total
Balance, December 31, 1994                    $2,970,000   $2,970,000   $12,502,783       $(1,543,693)      $   -0-     $16,899,090

Net income, 1995                                                          2,487,220                                       2,487,220

Cash dividends paid, 1995 ($.56 per share)                                 (495,990)                                       (495,990)

Stock dividend                                 1,485,000    1,485,000    (2,970,000)                                         -0-

Change in unrealized gain (loss) on
  securities available for sale, net
  of deferred income taxes of $752,535                                                     1,460,803                      1,460,803

Balance, December 31, 1995                     4,455,000    4,455,000    11,524,013          (82,890)           -0-      20,351,123

Net income, 1996                                                          2,716,037                                       2,716,037

Cash dividends paid, 1996 ($.68 per share)                                 (603,888)                                       (603,888)

Treasury stock purchase                                                                                     (486,735)      (486,735)

Change in unrealized gain (loss) on
  securities available for sale, net of
  deferred income taxes of $135,463                                                         (262,959)                      (262,959)

Balance, December 31, 1996                     4,455,000    4,455,000    13,636,162         (345,849)       (486,735)    21,713,578

Net income, 1997                                                          3,011,259                                       3,011,259

Cash dividends paid, 1997 ($.84 per share)                                 (735,292)                                       (735,292)

Treasury stock purchase                                                                                      (62,040)       (62,040)

Change in unrealized gain (loss) on
  securities available for sale, net
  of deferred income taxes of $369,063                                                       716,418                        716,418

Balance, December 31, 1997                    $4,455,000   $4,455,000   $15,912,129      $  (370,569)      $(548,775)   $24,643,923
                                              ==========   ==========   ===========      ===========       =========    ===========

                        PEOPLES FINANCIAL SERVICES CORP.
                                 AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                            1997           1996           1995
Cash flows from operating activities:
  Net income                            $  3,011,259    $  2,716,037    $  2,487,220

  Adjustments to reconcile net
    income to net cash provided
    by operating activities:

    Depreciation and amortization            639,526         262,387         211,614
    Provision for loan losses                130,000         220,000         450,000
    (Gain) loss on sale of equipment           4,229          (1,283)            -0-
    (Gain) loss on sale of other real
      estate                                   5,485          42,467             -0-
    Amortization of securities' premiums
      and accretion of Discounts             (58,454)         (4,270)         52,021
    Losses (gains) on sale of investment
      securities, net                       (217,104)       (119,913)       (106,619)
    Decrease in trading account
      securities                                 -0-             -0-         275,594
    Deferred income taxes (benefit)           21,630         (72,682)         16,973
    (Increase) in accrued interest
      receivable                            (346,951)       (183,700)        (81,073)
    (Increase) decrease in other assets     (113,755)         12,507         (99,919)
    Increase (decrease) in accrued
      interest payable                        63,451         (11,998)         76,358
    Increase (decrease) in other
      liabilities                            343,439        (128,431)        109,231

      Net cash provided by (used by)
        operating activities               3,482,755       2,731,121       3,391,400

Cash flows from investing activities:
  Proceeds from sale of available for
    sale securities                       16,552,440      21,945,795      33,795,336
  Proceeds from maturities of available
    for sale securities                   40,404,500       3,705,000             -0-
  Purchase of available for sale
    securities                           (73,639,832)    (34,223,967)    (46,943,586)
  Proceeds from maturities of held
    to maturity securities                       -0-             -0-       6,189,000
  Purchase of held to maturity
    securities                             2,026,089       2,551,169       2,220,615
  Net increase in loans                  (19,753,478)     (9,201,875)     (5,854,428)
  Proceeds from sale of premises
    and equipment                              2,500           2,554             -0-
  Purchase of premises and equipment      (1,215,313)     (1,237,641)        (58,171)
  Additions to construction
    in progress                                  -0-             -0-        (330,617)
  Proceeds from sale of other real
    estate                                    69,251         213,052             -0-
  Purchase of intangible assets           (3,875,031)            -0-             -0-

    Net cash used in investing
      activities                         (39,428,874)    (16,245,913)    (12,407,116)

Cash flows from financing activities:
  Cash dividends paid                       (735,292)       (603,888)       (495,990)
  Increase in deposits                    36,661,664       9,762,071      11,270,988
  Net decrease in long-term borrowing            -0-      (1,025,000)        (25,000)
  Net increase (decrease) in short-
    term borrowing                         2,561,916       6,018,858      (2,275,036)
   Purchase of treasury stock                (62,040)       (486,735)            -0-

    Net cash provided by financing
      activities                          38,426,248      13,665,306       8,474,962

Net increase (decrease) in cash
  and cash equivalents                     2,480,129         150,514        (540,754)

Cash and cash equivalents, beginning
  of year                                  3,068,574      2,918,060        3,458,814

Cash and cash equivalents, end of
  year                                  $  5,548,703    $ 3,068,574     $  2,918,060

Supplemental disclosures of cash paid:

   Interest paid                        $  7,850,607    $ 6,867,566     $  6,296,857

   Income taxes paid                    $    838,000    $ 1,048,966     $    544,000

Non-cash investing and financing
  activities:

  Transfers from loans to real
    estate acquired through
    foreclosure                         $    164,854    $       -0-     $    438,207

  Proceeds from sales of foreclosed
    real estate financed through
    loans                               $    108,500    $    41,000     $        -0-

  Total increase (decrease) in
    unrealized gain (loss) on
    securities available for sale       $ (1,085,481)   $   398,422     $ (2,213,338)

  Stock dividend                        $       -0-     $       -0-     $  2,970,000

                See notes to financial statements

         PEOPLES FINANCIAL SERVICES CORP. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                DECEMBER 31, 1997, 1996 AND 1995

Note 1:

Summary of Significant Accounting Policies

          The accounting and reporting policies of Peoples
Financial Services Corp. and Subsidiary (the "Company") follow generally accepted accounting principles and have been applied on a consistent basis. The more significant accounting policies are summarized below.

Basis of Presentation

          The consolidated financial statements include the accounts of Peoples Financial Services Corp. and its wholly owned subsidiary, Peoples National Bank of Susquehanna County. All intercompany accounts and transactions have been eliminated in consolidation.

Nature of Operations

          The Company provides a variety of financial services, through the bank, to individuals, small businesses and municipalities through its eight offices located in Hallstead, Hop Bottom, Susquehanna, Montrose, Nicholson, Meshoppen, Tunkhannock and Springville, which are small communities in a rural setting. The Bank's primary deposit products are checking accounts, savings accounts, and certificates of deposit. Its primary lending products are single-family residential loans and loans to small businesses.

Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

Investment Securities

          Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," requires investments to be classified and accounted for as either held to maturity, available for sale, or trading account securities based on management's intent at the time of acquisition. Management is required to reassess the appropriateness of such classifications at each reporting date.

          The Company classifies debt securities as held to maturity when management has the positive intent and ability to hold such securities to maturity. Held to maturity securities are stated at cost, adjusted for amortization of premium and accretion of discount.

          Securities classified as available for sale are those debt securities that the Corporation intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Corporation's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value.

          Unrealized gains or losses are reported as increases or decreases in stockholders' equity, net of the related tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings. Management determines the appropriate classification of securities at the time of purchase and re-evaluates the designations as of each balance sheet date. Equity securities consist primarily of Federal Home Loan Bank and Federal Reserve Bank stock.

Loans

          Loans are stated at their outstanding unpaid principal balances net of an allowance for loan losses and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the contractual life of the related loan as an adjustment to the yield.

          A loan is generally considered impaired when it is probable the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. The accrual of interest is discontinued when the contractual payment of principal and interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on non-accrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Certain non-accrual loans may continue to perform, that is, payments are still being received. Generally, the payments are applied to principal. These loans remain under constant scrutiny and if performance continues, interest income may be recorded on a cash basis based on management's judgment as to collectibility of principal.

Allowance for Loan Losses

          The allowance for loan losses is established through a provision for loan losses which is charged to operations. Loans, determined to be uncollectible are charged against the allowance account and subsequent recoveries, if any, are credited to the account.

          The allowance for loan losses related to impaired loans, that are identified for evaluation, is based on discounted cash flows using the loans' initial effective interest rate or the fair value, less selling costs, of the collateral for certain collateral dependent loans. By the time a loan becomes probable of foreclosure, it has been charged down to fair value, less estimated costs to sell.

          The allowance is maintained at a level believed by management to be sufficient to absorb estimated potential credit losses. Management's determination of the adequacy of the allowance is based on periodic evaluations of the credit portfolio, the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. This evaluation is inherently subjective as it requires material estimates, including the amounts and timing of expected future cash flows on impaired loans, which may be susceptible to significant change in the near term.

Premises and Equipment

          Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight line and various accelerated methods based on estimated useful lives. Maintenance, repairs and minor replacements are expensed when incurred. Gains and losses on routine dispositions are reflected in current operations.

Intangible Assets

          Intangible assets are included in other assets and are being amortized over a period of fifteen years using the straight-line method. Amortization for 1997 was $214,931.

Foreclosed Assets Held for Sale

          Foreclosed assets held for sale is comprised of property acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure and loans classified as in-substance foreclosure. The Company includes such properties in other assets. A loan is classified as in-substance foreclosure when the Company has taken possession of the collateral regardless of whether formal foreclosure proceedings take place. Any excess of the loan balance over the recorded value is charged to the allowance for loan losses. Subsequent declines in the recorded value of the property prior to its disposal and costs to maintain the assets are included in other expense. In addition, any gain or loss realized upon disposal is included in other income or expense.

Income Taxes

          The provision for income taxes is based on the current and deferred tax consequences of all transactions that have been recognized in the financial statements using the provisions of the enacted tax laws. Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amount of assets and liabilities and their tax bases.

Advertising Costs

          The Company follows the policy of charging marketing and advertising costs to expense as incurred.

Common Stock

          Holders of Company Common Stock are entitled to one vote for each share on all matters voted on by shareholders.
Holders of Company Common Stock do not have cumulative voting rights in the election of directors.

          Holders of Company Common Stock do not have preemptive rights, or any subscription, redemption or conversion privileges. Holders of Company Common Stock are entitled to participate ratably in dividends on the Company Common Stock as declared by the Board of Directors, and are entitled to share ratably in all assets available for distribution to shareholders in the event of liquidation or dissolution of the Company.

Earnings per Common Share

          During 1997, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share (SFAS 128)." SFAS 128 eliminates primary and fully diluted earnings per share and requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share exclude dilution and is computed by dividing income available to common shareholders by the weighted-average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. Prior periods' earnings per share calculations have been restated to reflect the adoption of SFAS No. 128.

          SFAS No. 128 requires that, unless there are no potential common shares outstanding, both basic and diluted EPS must be presented including a reconciliation of the numerator and denominator in the computation of basic EPS to the numerator and denominator used for diluted EPS. Since there are no potential common shares outstanding at December 31, 1997, these disclosures were not required.

          Earnings per common share are based on the weighted average number of shares outstanding for the period after giving retroactive effect to stock dividends. The weighted average number of shares outstanding was 875,312, 888,034 and 891,000 for 1997, 1996 and 1995, respectively.

Accounting for Transfers and Servicing of Financial Assets and
Extinguishments of Liabilities

          The Company adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Implementation guidance is provided in SFAS No. 125 for assessing isolation of transferred assets and for accounting for transfers of partial interests, servicing of financial assets, securitizations, transfers of sales-type and direct financing lease receivables, securities lending transactions, repurchase and reverse-repurchase agreements, dollar-roll transactions, wash sales, loan syndications and participations, risk participations in banker's acceptances, factoring arrangements, transfers of receivables with recourse, and extinguishments of liabilities. The accounting and reporting standards of SFAS No. 125 are based on consistent application of financial-components approach that focuses on control.

          Under such approach, after a transfer of financial assets, an enterprise recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS No. 125 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, except as amended in SFAS No. 127, "Deferral of the Effective Date of certain Provisions of FASB Statement No. 125." SFAS No. 125 is to be applied prospectively with earlier or retroactive application prohibited. Specifically, the provisions identified as being deferred under SFAS No. 127 include secured borrowings, collateralizations and transfers of financial assets that are part of repurchase agreements, dollar-rolls, securities lending and similar transactions. The adoption of SFAS No. 125 standards did not have a material effect on operating results. The standards deferred by SFAS No. 127 until 1998 are not expected to have a material effect on operating results or financial position.

Accounting Principles Issued and Not Yet Adopted

          In June 1997, the Financial Accounting Standards Board
(FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income", which is effective for years beginning after December 15, 1997. SFAS No. 130 requires entities presenting a complete set of financial statements to include details of comprehensive income. Comprehensive income consists of net income or loss for the current period and income, expenses, gains and losses that bypass the income statement and are reported directly in a separate component of equity. The effect of adopting SFAS No. 130 is not expected to be material to the Company's financial position or results of operations.

          In June 1997, the FASB issued SFAS No. 131,
"Disclosures about Segments of an Enterprise and Related Information", which is effective for all periods beginning after December 15, 1997. SFAS No. 131 requires that public business enterprises report certain information about operating segments in complete sets of financial statements of the enterprise and in condensed financial statements of interim periods issued to shareholders. It also requires that public business enterprises report certain information about their products and services, the geographic areas in which they operate, and their major customers. Management is currently evaluating the disclosure impact of SFAS No. 131 on its financial statements.

Cash Flows

          For the purpose of cash flow, cash and cash equivalents include cash and due from banks, interest-bearing deposits in other banks and federal funds sold.

Off-Balance Sheet Financial Instruments

          In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit and standby letters of credit.
Such financial instruments are recorded in the financial statements when they become payable.

Reclassifications

          Certain prior year amounts have been reclassified to conform to the current year's classifications.

Note 2:

Restrictions on Cash and Due from Banks

          The Bank is required to maintain average reserve balances with the Federal Reserve Bank based on a percentage of deposits. The required reserve balance at December 31, 1997 and 1996 was $1,005,000 and $588,000, respectively.

Note 3:

Investment Securities

          At December 31, 1997 and 1996, the amortized cost and fair values of securities available for sale are as follows:

                                                  Gross        Gross
                                  Amortized    Unrealized   Unrealized       Fair
                                     Cost         Gain         Loss         Value
December 31, 1997
  U.S. Treasury securities       $11,470,890   $  166,301     $   -0-    $11,637,191
  U.S. Government corporate
    and agency obligations        20,876,825      120,812     121,375     20,876,262
  Obligations of state and
    political subdivisions        28,891,549      586,237       3,743     29,474,043
  Corporate debt securities        6,177,235       66,907     129,603      6,114,539
  Mortgage backed securities      19,339,387       81,942     206,010     19,215,319
  Equity securities                  831,700          -0-         -0-        831,700
                                 $87,587,586   $1,022,199    $460,731    $88,149,054

December 31, 1996
  U.S. Treasury securities       $ 2,899,624   $   22,553    $    113    $ 2,922,064
  U.S. Government corporate
    and energy obligations        19,553,795       29,033     312,713     19,270,115
  Obligations of state and
    political subdivisions        20,004,026      240,588      77,785     20,166,829
  Corporate debt securities        5,817,041       26,089     186,222      5,656,908
  Mortgage backed securities      23,449,838      116,618     382,061     23,184,395
  Equity securities                  930,900          -0-         -0-        930,900
                                 $72,655,224   $  434,881    $958,894    $72,131,211

          The amortized cost and fair value of securities as of December 31, 1997 by contractual maturity or call date, are shown below. Expected maturities will differ from contractual maturities or call dates because borrowers may have the right to prepay obligations with or without call or prepayment penalties, or elect not to prepay the obligation at call date.

                                         Amortized        Fair
                                            Cost         Value

Due in one year or less                 $ 3,915,569   $ 3,921,743
Due after one year through five years    28,878,865    29,217,894
Due after five years through ten years   16,029,816    16,122,793
Due after ten years                      18,592,249    18,839,605
                                         67,416,499    68,102,035

Mortgage-backed securities               19,339,387    19,215,319
Equity securities                           831,700       831,700
                                        $87,587,586   $88,149,054

          Proceeds from sale of available for sale securities during 1997, 1996 and 1995 were $16,552,440, $21,945,795, and
$33,795,336, respectively. Gross gains realized on these sales were $238,070, $251,687, and $191,722, respectively. Gross losses on these sales were $20,966, $131,774, and $85,103, respectively. Realized losses on trading securities amounting to $46,425 were recognized in net income in 1995. Net unrealized gains (losses) on securities available for sale included as a separate component of consolidated stockholders' equity net of tax was $370,569 and $(345,849) in 1997 and 1996, respectively.

          On November 15, 1995 the Financial Accounting Standards Board (FASB) published a special report, "A Guide to Implementation of Statement No. 115 on Accounting for Certain Investments in Debt and Equity Securities" (the "Report"). The report included a provision that allowed banks a one-time opportunity to reclassify (at fair value) held-to-maturity securities without calling into question their intent to hold other debt securities to maturity in the future. The reclassification had to be made in conjunction with implementation of the supplemental guidance by December 31, 1995. The bank transferred debt securities with an amortized cost of $18,349,070 from held-to-maturity to available for sale due to management's reassessment of the classification of securities. The securities had an unrealized gain of approximately $229,400. Held-to-maturity securities were also sold for total proceeds of $399,920 resulting in a realized gain of $4,080.

          Securities with a carrying value of $22,635,952 and $21,744,599 at December 31, 1997 and 1996, respectively, were pledged to secure public deposits and repurchase agreements as required or permitted by law.

Note 4: Loans

          Loans are summarized as follows:

                                          1997           1996

Commercial                            $ 14,796,511   $  9,787,504
Real estate                             95,953,797     83,193,457
Consumer                                16,102,400     14,284,308
  Total loans                         $126,852,708   $107,265,269

          A summary of the transactions in the allowance for loan losses is as follows:

                             1997          1996          1995
Balance at beginning of
  year                    $1,663,806    $1,487,757    $1,483,883
Provision charged to
  operating expenses         130,000       220,000       450,000
Recoveries                    31,253        33,146        16,365
Loan charge-offs            (149,172)      (77,097)     (462,491)
Balance at end of year    $1,675,887    $1,663,806    $1,487,757

          Information with respect to impaired loans as of and for the years ended December 31, 1997 and 1996 are as follows:

                                              1997        1996

Loans receivable for which there is a
  related allowance for loan losses         $432,000   $  963,000
Loans receivable for which there is no
  related allowance for loan losses            -0-         82,000
    Total impaired loans                    $432,000   $1,045,000

Related allowance for loan losses           $ 89,000   $  386,000

Average recorded balance on these
  impaired loans                            $486,000   $1,100,000

Interest income on these impaired loans     $  7,100   $  118,000

          In addition, the Bank had other non-accrual loans of approximately $595,000 and $647,000 at December 31, 1997 and 1996, respectively, for which impairment had not been recognized. Interest income on these loans, which is recorded when received, amounted to $24,900 and $30,700 for the years ended December 31, 1997 and 1996, respectively.

          Interest income that would have been recorded under the original terms of the loan agreements amounted to $96,000 and $163,000 for the years ended December 31, 1997 and 1996, respectively.

          The Bank has no commitments to loan additional funds to borrowers with impaired or non-accrual loans.

Note 5: Premises and Equipment

          Premises and equipment at December 31, 1997 and 1996 are comprised of:

                                          1997           1996

Land                                  $   348,280    $   298,280
Building and improvements               3,408,074      3,027,282
Furniture, fixtures and equipment       2,713,521      2,107,570
  Total                                 6,469,875      5,433,132
  Accumulated depreciation             (2,713,575)    (2,460,820)
  Net                                 $ 3,756,300    $ 2,972,312

Note 6:  Deposits

          The carrying amounts of deposits at December 31, consisted of the following:

                                          1997           1996

Demand - non-interest bearing         $ 20,104,376   $ 13,780,637
Demand - interest bearing               52,945,190     40,896,069
Savings                                 29,034,158     21,776,181

Time - $100,000 and over                12,510,000     11,964,463
Time - less than $100,000               78,998,293     68,513,003
                                      $193,592,017   $156,930,353

          At December 31, 1997 and 1996 the time remaining to maturity of time certificates of deposit of $100,000 or more was as follows:

                                                          1997

Within 3 months                                       $ 2,356,000
3 to 12 months                                          5,419,000
One to three years                                      3,664,000
Over three years                                        1,071,000
  Total                                               $12,510,000

          Interest expense related to time deposits of $100,000 or more was $611,961 in 1997, $653,410 in 1996 and $605,910 in
1995.

Note 7: Short-term Borrowings

          Federal funds purchased, securities sold under agreements to repurchase and Federal Home Loan Bank advances generally represent overnight or less than 30-day borrowings. U.S. Treasury tax and loan notes for collections made by the Bank are payable on demand. Short-term borrowings consisted of the following at December 31, 1997 and 1996:

                                            1997                                              1996
                                                  Maximum                                           Maximum
                         Ending      Average     Month End    Average      Ending      Average     Month End   Average
                        Balance      Balance      Balance       Rate      Balance      Balance      Balance      Rate
Federal funds
  purchased and
  securities sold
  under agreements
  to repurchase       $2,596,742   $1,271,083   $ 4,900,000    5.65%     $   -0-      $  714,123   $1,800,000   5.51%
Federal Home Loan
  Bank                 5,675,000    1,251,027     6,000,000    6.32%      6,175,000      555,724    6,175,000   3.20%
 U.S. Treasury tax
  and loan notes       1,003,092      535,242     1,107,099    4.74%        537,918      424,301    1,116,693   4.05%

Total                 $9,274,834   $3,057,352   $12,007,099    5.77%     $6,712,918   $1,694,148   $9,091,693   4.49%

          Advances on the flexible line of credit from the FHLB at December 31, 1997 and 1996 were $3,775,000 and $6,175,000, respectively. All advances from FHLB are secured by qualifying assets of the Bank.

          Securities sold under repurchase agreements were under the Bank's control.

          The Bank has a line of credit for the sale of federal funds with Atlantic Central Bankers Bank of which $-0- were outstanding at December 31, 1997 and 1996, respectively. These borrowings are unsecured.

Note 8:  Income Taxes

          The components of the provision for income tax are as follows:

                                    1997       1996        1995
Federal
  Currently payable               $791,989   $923,510    $821,383
  Deferred                          21,630    (72,682)     16,973

    Total provision for income
      tax                         $813,619   $850,828    $838,356

          The deferred tax assets and liabilities resulting from temporary timing differences have been netted to reflect a net deferred tax asset included in other assets in these consolidated financial statements. The components of the net deferred tax assets at December 31, 1997, 1996, and 1995 are as follows:

                                              1997        1996
Deferred tax asset:
  Unrealized loss on available for sale
    securities                             $   -0-      $178,164
  Allowance for loan losses                  441,599     437,491
  Deferred loan fees                          83,680      98,565
  Deferred compensation                       61,873      56,490
                                             587,152     770,710
Deferred tax liability:
  Unrealized gain on available for sale
    securities                              (190,899)      -0-
  Accretion                                  (51,746)    (44,190)
  Other                                      (20,129)    (11,449)
    Total                                   (262,774)    (55,639)

Net deferred tax asset                     $ 324,378    $715,071

          A reconciliation of the provision for income taxes and the amount that would have been provided at statutory rates for the years ended December 31, are as follows:

                             1997          1996          1995
Provision at statutory
  rate                    $1,300,459    $1,212,734    $1,130,695
Tax exempt interest         (561,156)     (425,385)     (351,586)
Non-deductible expenses       86,990        73,121        67,250
Other, net                   (12,674)       (9,642)       (8,003)
  Net provision for
    income taxes          $  813,619    $  850,828    $  838,356

Note 9:  Pension Plan and Other Employee Benefit Plans

          The Bank has a noncontributory pension plan covering eligible employees. Benefits are based on the employee's compensation and years of service. The Bank's funding policy is to contribute annually amounts not to exceed the maximum amount deductible for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

          The following table sets forth the plan's funded status and amounts recognized in the Bank's statement of financial position at December 31, 1997 and 1996.

                                             1997         1996
Actuarial present value of benefit
  obligation:

Accumulated benefit obligation
  (including vested benefits of
  $435,663 and $408,491 in 1997
  and 1996, respectively)                 $ 435,663    $ 413,812

Plan assets at fair value                   915,027      868,910

Projected benefit obligation for
  services rendered to date (Including
  vested benefits of $435,663 and
  $408,491 in 1997 and 1996,
  respectively)                            (499,036)    (458,277)

Plan assets in excess of projected
  benefit obligations                       415,991      410,633

Net (gain) loss from past experience
  different from that assumed and effects
  of changes in assumptions                 (76,836)     (84,716)

Prior service cost not yet recognized in
  net periodic pension cost                (214,025)    (223,144)

Net obligation (asset) being recognized
  over 20.89 years                          (80,710)     (86,792)

Prepaid pension cost included in other
  assets                                  $  44,420    $  15,981

          Net pension cost for the years ended December 31, 1997, 1996 and 1995 included the following components:

                                 1997        1996         1995
Service cost-benefits earned
  during the year              $ 21,665    $ 19,155    $  19,933
Interest cost on projected
  benefit                        37,841      33,098       31,276
Actual return on plan assets    (66,638)    (96,036)    (142,693)
Net amortization and deferral    (6,082)     (6,082)      (6,082)
Prior service cost               (9,119)     (9,119)      (9,119)
Deferred gain (loss)             (6,106)     29,324       86,925
Net periodic pension cost      $(28,439)   $(29,660)   $ (19,760)

          The weighted average discount rate and rate on increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 8.5% at December 31, 1997 and 1996. The expected long-rate of return on plan assets was 8.5% in 1997, 1996 and 1995.

          The Bank has an employee stock ownership plan covering substantially all employees. Contributions to the plan are at the discretion of the Board of Directors. Employer contributions are allocated to participant accounts based on their percentage of total compensation for the plan year. Shares of Bank stock owned by the plan are included in the earnings per share calculation and dividends on these shares are deducted from undivided profits. During 1997, 1996 and 1995, contributions to the plan charged to operations were $65,416, $67,713 and $71,777, respectively.

          The Bank also maintains a profit sharing plan under the provisions of Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees who have completed one year of service. Contributions to the plan by the Bank equal 50% of the employee contribution up to a maximum of 6% of annual salary. During 1997, 1996 and 1995, employer contributions to the plan charged to operations were $34,831, $21,252 and $21,139, respectively.

          The Bank has an agreement with its chief executive officer to establish an excess benefit retirement plan. The plan is a non-qualified Deferred Compensation Plan in which the Bank is not required to establish a reserve. The Bank has obtained life insurance (designating the Bank as the beneficiary) on the life of the chief executive officer in an amount which is intended to cover the Bank's obligations under the Deferred Compensation Plan, based upon certain actuarial assumptions upon the death of the officer. The cost charged to operations was $15,832, $21,185 and $19,242 for the years ended December 31, 1997, 1996 and 1995, respectively.

Note 10:  Commitments and Contingencies

          The Bank is obligated under non-cancelable lease agreements for certain bank premises expiring in September 2028.
The leases contains a renewal option and provides that the Bank pay property taxes, insurance and maintenance costs.

          The following is a schedule by years of future minimum lease payments required under this non-cancelable lease:

          Years ended December 31
                             1998              $ 13,440
                             1999                17,760
                             2000                17,760
                             2001                17,760
                             2002                17,760
                2003 through 2008               121,320
                                               $205,800

          Total rent expense was $12,000 for the years ended
December 31, 1997, 1996 and 1995.

Note 11:  Financial Instruments with Off-Balance Sheet Risk and
          Concentration of Credit Risk

          The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments. Standby letters of credit commit the Bank to make payments on behalf of customers when certain specified future events occur. Commitments to extend credit are agreements to lend to the customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Since many of the commitments are expected to expire in one year or less without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

          The Bank's exposure to credit loss is essentially the same for these items as that involved in extending loans to customers. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments. Collateral is obtained based on management's credit assessment of the particular customer.

          The contract or notional amounts at December 31, 1997 and 1996 were as follows:

                                             1997         1996

Commitments to extend credit              $6,450,413   $3,544,638
Standby letters of credit                    250,500      272,515
                                          $6,700,913   $3,817,153

          The Bank grants commercial, consumer and residential loans to customers in the Susquehanna/Wyoming County, PA and Broome County, NY areas. Of the total loan portfolio, 76% is for real estate loans, principally residential. It is the opinion of management that this high concentration does not pose any adverse credit risk. Further, it is management's opinion that the remainder of the loan portfolio is balanced and diversified to the extent necessary to avoid any significant concentration of credit.

Note 12:  Regulatory Matters

          The Bank is subject to the dividend restrictions set forth by the Comptroller of the Currency. Under such restrictions, the Bank may not, without the prior approval of the Comptroller of the Currency, declare dividends in excess of the sum of the current year's earnings (as defined) plus the retained earnings (as defined) from the prior two years. Under this restriction, the Bank, without prior regulatory approval, can declare dividends to the Company totaling $4,575,000, plus an additional amount equal to the net profit for 1998, up to the date any such dividend is declared.

          Under Federal Reserve regulations, the Bank is limited as to the amount it may lend to its affiliates, including the Company, unless such loans are collateralized by specified obligations. At December 31, 1997, the maximum amount available for transfer from the Bank to the Company in the form of loans approximated 20% of capital stock and surplus.

          The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

          Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes, as of December 31, 1997, that the Company and Bank meet all capital adequacy requirements to which they are subject.

          As of December 31, 1997, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

          The Company and Bank's actual capital ratios as of December 31, and the minimum ratios required for capital adequacy purposes and to be well capitalized under the prompt corrective action provisions are as follows:

                                                                            To Be Well Capital-
                                                                             ized Under Prompt
                                                          For Capital        Corrective Action
                                      Actual           Adequacy Purposes        Provisions
                                  Amount      Ratio     Amount     Ratio      Amount      Ratio
As of December 31, 1997:

Total capital (to risk
  weighted assets):
    Consolidated               $22,167,000   17.84%   $9,938,000   8.00%   $12,422,000   10.00%
    Peoples National Bank      $22,132,000   17.82%   $9,933,000   8.00%   $12,417,000   10.00%
Tier 1 capital (to risk
  weighted assets):
    Consolidated               $20,613,000   16.59%   $4,969,000   4.00%   $ 7,453,000    6.00%
    Peoples National Bank      $20,578,000   16.57%   $4,967,000   4.00%   $ 7,450,000    6.00%
Tier 1 capital (to average
  assets):
    Consolidated               $20,613,000    9.22%   $8,947,000   4.00%   $11,184,000    5.00%
    Peoples National Bank      $20,578,000    9.20%   $8,947,000   4.00%   $11,184,000    5.00%

As of December 31, 1996:

Total capital (to risk
  weighted assets):
    Consolidated               $23,389,000   22.07%   $8,476,000   8.00%   $10,596,000   10.00%
    Peoples National Bank      $23,419,000   22.07%   $8,488,000   8.00%   $10,610,000   10.00%

Tier 1 capital (to risk
  weighted assets):
    Consolidated               $22,060,000   20.82%   $4,238,000   4.00%   $ 6,357,000    6.00%
    Peoples National Bank      $22,089,000   20.82%   $4,244,000   4.00%   $ 6,366,000    6.00%
Tier 1 capital (to average
  assets):
    Consolidated               $22,060,000   10.76%   $8,201,000   4.00%   $10,252,000    5.00%
    Peoples National Bank      $22,089,000   11.99%   $7,368,000   4.00%   $ 9,209,000    5.00%

Note 13:  Related Parties

          The Bank has entered into transactions with its directors, significant shareholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. The aggregate amount of loans to such related parties at December 31, 1997 and 1996 was $758,083 and $712,083, respectively. During 1997, $262,106 of new loans and advances on lines of credit were made, and repayments totaled $213,509.

Note 14:  Financial Instruments

          The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

          Cash and cash equivalents: The carrying amounts reported in the statement of financial condition for cash and cash equivalents approximate those assets fair values.

          Investment securities (including trading account securities and mortgage-backed securities): Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

          Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. The carrying amount of accrued interest receivable approximates its fair value.

          Deposits: The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates fair value.

          Short-term borrowings: The carrying amounts of short-term borrowings approximate their fair values.

          Long-term borrowings: The fair values of the Bank's long-term debt are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

          Commitments to extend credit and standby letters of credit: These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment or letter of credit, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar risk, are not considered material for disclosure. The contractual amounts of unfunded commitments and letters of credit are presented in
Note 11.

          The estimated fair values of the Bank's financial instruments are as follows:

                              December 31, 1997             December 31, 1996
                           Carrying         Fair         Carrying         Fair
                            Amount          Value         Amount          Value
Financial assets:
  Cash and due
    from banks           $  2,401,332   $  2,401,332   $  1,672,682   $  1,672,682
  Interest-bearing
    deposits in
    other banks             3,147,371      3,147,371      1,395,892      1,395,892
  Investment
    securities             88,149,054     88,149,054     72,131,211     72,131,211
  Loans, net              125,109,633    128,853,451    105,486,155    106,330,931
  Accrued interest
    receivable              1,776,908      1,776,908      1,429,957      1,429,957

Financial liabilities:
  Deposits               $193,592,017   $193,621,446   $156,930,353   $156,962,830
  Short-term borrowings     9,274,834      9,274,834      6,712,918      6,712,918
  Accrued interest
    payable                   662,696        662,696        599,245        599,245

          The carrying amounts in the preceding table are included in the balance sheet under the applicable captions.

Note 15: Parent Company

          The following is financial information for Peoples
Financial Services Corp. (Parent Company only):

Balance Sheets

                                      December 31,   December 31,
                                          1997           1996
Assets:
  Cash                                $   101,225    $    13,265
  Investment in bank subsidiary        24,608,305     21,743,285
      Total assets                     24,709,530     21,756,550

Liabilities:
  Due to subsidiary                        65,607         42,972
      Total liabilities                    65,607         42,972

Stockholders' equity:
  Common stock                          4,455,000      4,455,000
  Surplus                               4,455,000      4,455,000
  Undivided profits                    15,912,129     13,636,162
  Unrealized gain (loss) on
    securities available for sale,
    net of applicable income taxes        370,569       (345,849)
  Less:  Treasury stock                  (548,775)      (486,735)
      Total stockholders' equity       24,643,923     21,713,578

      Total liabilities and
        stockholders' equity          $24,709,530    $21,756,550

Statements of Income

                             1997          1996          1995
Dividends from bank
  subsidiary              $  885,292    $1,103,888    $  495,990
Other expenses                34,296         1,823           102

    Income before taxes
      and equity in
      undistributed
      income of
      subsidiary             850,996     1,102,065       495,888

Provision for income tax
  (benefit)                  (11,661)         (620)         (102)

    Income before equity
      in undistributed
      income of
      subsidiary             862,657     1,102,685       495,990

Equity in undistributed
  income of subsidiary     2,148,602     1,613,352     1,991,230

        Net income        $3,011,259    $2,716,037    $2,487,220


Statement of Cash Flows

                                        1997           1996           1995
Cash flows from operating
  activities:
    Net income                      $ 3,011,259    $ 2,716,037    $ 2,487,220
    Adjustments to reconcile net
      income to net cash provided
      by operating activities:
        Undistributed earnings of
          subsidiary                 (2,148,602)    (1,613,352)    (1,991,230)
        Increase (decrease) in due
          to subsidiary                  22,635          1,203              0

      Net cash provided by
        operating activities            885,292      1,103,888        495,990

Cash flows from financing
  activities:
    Cash dividends paid                (735,292)      (603,888)      (495,990)

    Purchase of treasury stock          (62,040)      (486,735)             0

      Net cash used by financing
        activities                     (797,332)    (1,090,623)      (495,990)

Net increase in cash and cash
  equivalents                            87,960         13,265              0

Cash and cash equivalents,
  beginning of year                      13,265              0              0

Cash and cash equivalents, end
  of year                           $   101,225    $    13,265    $         0

Non-cash investing and financing
  activities:
    Stock dividend                  $         0    $         0    $ 2,970,000

Item 14.  Changes in and Disagreements with Accountants on
          Accounting and Financial Disclosure.

          None.

Item 15.  Financial Statements and Exhibits

          (a) The following financial statements are being filed as a part of this Registration Statement:

               (i)  Independent auditor's report;

               (ii)  Consolidated balance sheets as of
     December 31, 1997 and 1996;

               (iii) Consolidated statements of income for the three years ended December 31, 1997, 1996 and 1995; and

               (iv) Consolidated statements of cash flows for the three years ended December 31, 1997, 1996 nd 1995.

          (b) The following exhibits are being filed as a part of this Registration Statement:

               (3.1)  Articles of Incorporation of Peoples
     Financial Services Corp.

               (3.2)  Bylaws of Peoples Financial Services Corp.

               (10.1)  Agreement dated January 1, 1997 between
     John W. Ord and Peoples Financial Services Corp.

               (10.2)  Excess Benefit Plan, dated January 14,
     1992, for John W. Ord.

               (10.3)  Termination Agreement dated January 1,
     1997 between Michael S. Karhnak and Peoples Financial
     Services Corp.

               (10.4)  Termination Agreement dated January 1,
     1997 between Debra E. Dissinger and Peoples Financial
     Services Corp.

               (21)  Subsidiaries of Peoples Financial Services
     Corp.

               (23)  Consent of Independent Auditors.

               (27) Financial Data Schedule.

                           Signatures

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              PEOPLES FINANCIAL SERVICES
                              CORPORATION

                              By /s/ John W. Ord
                                 John W. Ord, President and Chief
                                 Executive Officer

                              Date:  February 26, 1998